As filed with the Securities and Exchange Commission on December  __, 1995.
                                                      Registration No. 33-95354

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                       PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2


                Kansas City Life Variable Life Separate Account
                             (Exact name of trust)

                      KANSAS CITY LIFE INSURANCE COMPANY
                              (Name of depositor)
                                 3520 Broadway
                       Kansas City, Missouri  64141-6139
         (Complete address of depositor's principal executive offices)

                               C. John Malacarne
                      Kansas City Life Insurance Company
                                 3520 Broadway
                       Kansas City, Missouri  64141-6139
               (Name and complete address of agent for service)

                                   Copy to:
                             Stephen E. Roth, Esq.
                         Sutherland, Asbill & Brennan
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C.  20004-2404

                 Approximate date of proposed public offering:
As soon as practicable after the effective date of this Registration Statement.


Securities Being Offered -- Flexible Premium Variable Life Insurance Contracts
     Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of the securities being offered. The $500 registration fee required pursuant to Rule 24f-2 has been paid.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                KANSAS CITY LIFE VARIABLE LIFE SEPARATE ACCOUNT
                      KANSAS CITY LIFE INSURANCE COMPANY

               Cross Reference to Items Required by Form N-8B-2

N-8B-2 Item    Caption in Prospectus

1         Cover Page
2         Cover Page
3         Not applicable
4         Sale of the Contracts
5         Kansas City Life Variable Life Separate Account
6         Kansas City Life Variable Life Variable Account
7         Not applicable
8         Not applicable
9         Legal Matters
10        Summary and Diagram of the Contract; Premium Payments and
Allocations; Addition, Deletion or Substitution of Investments; Voting Rights
11        The Funds
12        The Funds
13        Charges and Deductions
14        Premium Payments and Allocations
15        Premium Payments and Allocations
16        The Funds
17        Surrender Privilege; Withdrawal of Cash Surrender Value
18        Kansas City Life Variable Life Separate Account
19        Reports to Contract Owners
20        Not Applicable
21        Contract Loans
22        Not applicable
23        Not applicable
24        Not applicable
25        Kansas City Life Insurance Company
26        Not applicable
27        Kansas City Life Insurance Company
28        Kansas City Life Directors and Executive Officers
29        Not applicable
30        Not applicable
31        Not applicable
32        Not applicable
33        Not applicable
34        Not applicable
35        Not applicable
36        Not applicable
37        Not applicable
38        Sale of Contracts
39        Sale of Contracts
40        Sale of Contracts
41        Not applicable
42        Not applicable
43        Not applicable
44        Determining the Contract Value
45        Not applicable
46        Not applicable
47        General Information About Kansas City Life, the Variable Account and
the Funds
48        Not applicable
49        Not applicable
50        The Variable Account
51        Premium Payments and Allocations; Death Benefit and Changes in
Specified Amount; Sale of the Contracts
52        Addition, Deletion or Substitution of Investments
53        Not applicable
54        Not applicable
55        Illustration of Contract Values, Cash Surrender Value, Death Benefits
and Accumulated Premium Payments
56        Illustration of Contract Values, Cash Surrender Value, Death Benefits
and Accumulated Premium Payments
57        Illustration of Contract Values, Cash Surrender Value, Death Benefits
and Accumulated Premium Payments
58        Not applicable
59        Financial Statements


                                    PART I

                      Information Required in Prospectus


PROSPECTUS
Individual Flexible Premium Variable Life Insurance Contracts
KANSAS CITY LIFE VARIABLE LIFE SEPARATE ACCOUNT OF
KANSAS CITY LIFE INSURANCE COMPANY
Correspondence to:  Variable Administration
Home Office:
3520 BroadwayP.O. Box 419364
Kansas City, Missouri  64111-2565Kansas City, Missouri
64141-6364
Telephone (816) 753-7000Telephone (800) 616-3670

This Prospectus describes an individual flexible premium variable life insurance contract (the "Contract") offered by Kansas City Life Insurance Company ("Kansas City Life," "we," "us" or
"our"). The Contract is designed to provide insurance protection on the Insured named in the Contract, and at the same time provide you with the flexibility to vary the amount and timing of premium payments and to change the amount of death benefits payable under the Contract. This flexibility allows you to provide for your changing insurance needs under a single insurance contract.

You also have the opportunity to allocate Net Premium payments and Contract Value to one or more Subaccounts of the Kansas City Life Variable Life Separate Account (the "Variable Account") and to Kansas City Life's general account (the "Fixed Account"), within limits. This Prospectus generally describes only that portion of the Contract Value allocated to the Variable Account.
 For a brief summary of the Fixed Account, see "Fixed Account," page __. The assets of each Subaccount are invested in a corresponding portfolio (each, a "Portfolio") of MFS Variable Insurance Trust ("MFS Trust"), of TCI Portfolios, Inc. ("TCI Portfolios"), and of Insurance Management Series ("IMS") (MFS Trust, TCI Portfolios, and IMS are each referred to as a "Fund"). Each Fund is managed by the investment adviser shown below:

MFS Variable Insurance Trust
     MFS Research Series Massachusetts Financial Services Company
     MFS Emerging Growth Series
     MFS Total Return Series
     MFS Bond Series
     MFS World Governments Series
     MFS Utilities Series
Manager
Massachusetts Financial Services Company

TCI Portfolios
  (a member of the Twentieth Century Family of Funds)
     TCI International Portfolio
     TCI Growth Portfolio
Manager
Investors Research Corporation

IMS
     Equity Growth and Income Fund
     Corporate Bond Fund
     Prime Money Fund
Manager
Federated Advisers

The accompanying prospectuses for MFS Trust, TCI Portfolios, and
IMS describe their respective Portfolios, including the risks of investing in the Portfolios, and provide other information on MFS Trust, TCI Portfolios, and IMS.

You can select from two Coverage Options available under the
Contract: a level death benefit ("Option A") and a death benefit that fluctuates with the Contract Value ("Option B").
Kansas City Life guarantees that the Death Benefit will never be less than the Specified Amount of insurance (less any Indebtedness and past due charges) so long as sufficient premiums are paid to keep the Contract in force.

The Contract provides for a Cash Surrender Value that can be obtained by surrendering the Contract. Because this value is based on the performance of the Portfolios of the Funds, to the extent of allocations to the Variable Account, there is no guaranteed minimum Cash Surrender Value.

If the Cash Surrender Value is insufficient to cover the charges due under the Contract, the Contract will lapse without value. However, Kansas City Life guarantees to keep the Contract in force during the Guaranteed Payment Period, so long as the Guaranteed Monthly Premium requirement and other conditions have been met. The Contract also permits loans and partial surrenders, within limits.

It may not be advantageous to replace existing insurance with this Contract. Within certain limits, you may return the Contract, or convert it to a contract that provides benefits that do not vary with the investment results of a separate account by exercising the Special Transfer Right.

THIS PROSPECTUS PRESENTS CONCISELY THE INFORMATION YOU SHOULD KNOW BEFORE DECIDING TO PURCHASE A CONTRACT. IT SHOULD BE RETAINED FOR FUTURE REFERENCE. PROSPECTUSES FOR MFS VARIABLE INSURANCE TRUST, TCI PORTFOLIOS, INC., AND INSURANCE MANAGEMENT SERIES MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

AN INVESTMENT IN THE CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE CONTRACT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE CONTRACT INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUM PAYMENTS (PRINCIPAL).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The Date of this Prospectus is _________________, 1996.

PROSPECTUS CONTENTS

Page

     DEFINITIONS OF TERMS...

     SUMMARY AND DIAGRAM OF THE CONTRACT...

GENERAL INFORMATION ABOUT KANSAS CITY LIFE, THE VARIABLE
ACCOUNT AND THE FUNDS...

          Kansas City Life Insurance Company...
          Kansas City Life Variable Life Separate Account...
          The Funds...
          Resolving Material Conflicts...
          Addition, Deletion or Substitution of Investments...
          Voting Rights...

     PREMIUM PAYMENTS AND ALLOCATIONS...
          Applying for a Contract...
          Free Look Right to Cancel Contract...
          Premiums...
          Premium Payments to Prevent Lapse...
          Premium Allocations and Crediting...
          Transfer Privilege...
          Dollar Cost Averaging Plan...
          Portfolio Rebalancing Plan...

     FIXED ACCOUNT...
          Minimum Guaranteed and Current Interest Rates...
          Calculation of Fixed Account Value...
          Transfers from Fixed Account...
          Payment Deferral...

     CHARGES AND DEDUCTIONS...
          Premium Expense Charge...
          Monthly Deduction...
          Daily Mortality and Expense Risk Charge...
          Transfer Processing Fee...
          Surrender Charge...
          Partial Surrender Fee...
          Fund Expenses...
          Cost of Additional Benefits Provided by Riders...
          Bonus on Contract Value in the Variable Account...
          Other Tax Charge...

     HOW YOUR CONTRACT VALUES VARY...
          Determining the Contract Value...
          Cash Surrender Value...

     DEATH BENEFIT AND CHANGES IN SPECIFIED AMOUNT...
          Amount of Death Benefit Proceeds...
          Coverage Options...
          Initial Specified Amount and Coverage Option...
          Changes in Coverage Option...
          Changes in Specified Amount...
     Selecting and Changing the Beneficiary...

     CASH BENEFITS...
          Contract Loans...
          Surrendering the Contract for Cash Surrender Value...
          Partial Surrenders...
          Maturity Benefit...
          Payment Options...

     ILLUSTRATIONS OF CONTRACT VALUES, CASH SURRENDER VALUES,
     DEATH BENEFITS AND ACCUMULATED PREMIUM PAYMENTS...

     OTHER CONTRACT BENEFITS AND PROVISIONS...
          Limits on Rights to Contest the Contract...
          Changes in the Contract or Benefits...
          When Proceeds Are Paid...
          Reports to Contract Owners...
          Assignment...
          Reinstatement...
          Supplemental and/or Rider Benefits...

          TAX CONSIDERATIONS...
          Tax Status of the Contract...
          Tax Treatment of Contract Benefits...
          Possible Charge for Kansas City Life's Taxes...

     OTHER INFORMATION ABOUT THE CONTRACTS AND KANSAS CITY LIFE...
          Sale of the Contracts...
          Kansas City Life Directors and Executive Officers...
          State Regulation...
          Additional Information...
          Experts...
          Litigation...
          Legal Matters...
          Financial Statements...

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY
JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE.
NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN
CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS
PROSPECTUS, THE PROSPECTUSES OF THE FUNDS, OR THE STATEMENTS OF
ADDITIONAL INFORMATION OF THE FUNDS.

DEFINITIONS OF TERMS
Accumulation Unit - An accounting unit used to calculate
Variable Account Value. It is a measure of the net investment results of each of the Subaccounts.

Age - Age means the age on the Insured's last birthday as of each Contract Anniversary. The Contract is issued at the Age shown in the Contract, which is the Insured's Age on the Contract Date. If the Contract Date falls on the birthday of the Insured, the Age will be the age attained by the Insured on the Contract Date.

Allocation Date - The date on which the initial Net Premium is allocated to the IMS Prime Money Subaccount. The Allocation Date is the later of the date when all underwriting and other requirements have been met and your application has been approved, or the date the initial premium is received at the Home Office.

Beneficiary - The Beneficiary is the person you have designated in the application or in the last beneficiary designation filed with us to receive any proceeds payable under the Contract at the death of the Insured.

Cash Surrender Value - The Contract Value at the time of surrender less any applicable Surrender Charge and any Contract
Indebtedness.

Contract Anniversary - The same day and month as the Contract
Date each year that the Contract remains in force.

Contract Date - The date on which coverage under the Contract takes effect. Contract Months, Years and Anniversaries are measured from the Contract Date. The incontestability and suicide periods for the Initial Specified Amount are measured from this date.

Contract Value - The sum of the Variable Account Value and the
Fixed Account Value (including the Loan Account Value).
Calculation of the Contract Value is described on page ___.

Contract Year - Any period of twelve months starting with the Contract Date and each Contract Anniversary thereafter.


Coverage Options - Option A provides a death benefit at least equal to the Specified Amount at the time of death. Option B provides a death benefit at least equal to the Specified Amount plus the Contract Value, both at the time of death.


Death Benefit Proceeds - The amount of Proceeds payable upon the
Insured's death. The Death Benefit is determined according to the Coverage Option that has been elected. Any Indebtedness is deducted from the amount payable.



Fixed Account - An account that is part of our General Account, and is not part of or dependent on the investment performance of the Variable Account.

Fixed Account Value - The Contract Value in the Fixed Account.

Guaranteed Monthly Premium - An amount used to measure premium payments paid for purposes of determining whether the guarantee that your Contract will not lapse during the Guaranteed Payment
Period is in effect. See page    .

Guaranteed Payment Period - The period of time during which we guarantee that your Contract will not lapse if the Guaranteed
Monthly Premiums are paid.  See page ___.

Home Office - 3520 Broadway, P.O. Box 419364, Kansas City,
Missouri  64141-6364

Indebtedness - The sum of all outstanding Contract loans plus accrued interest.

Initial Specified Amount - The Specified  Amount on the Contract
Date.

Insured - The person whose life is insured under the Contract.

Lapse - Termination of the Contract at the expiration of the Grace Period while the Insured is still living. See page __.

Loan Account - The Loan Account is part of the Fixed Account, which is part of the General Account.

Loan Account Value - The Contract Value in the Loan Account.

Maturity Date - The date when coverage terminates and the Cash
Surrender Value, if any, is paid.

Monthly Anniversary Day - The day of each month as of which we make the Monthly Deduction. It is the same day of each month as the Contract Date or the last day of the month for those months not having such a day.


Monthly Deduction - The amount we deduct as of each Monthly
Anniversary Day from the Contract Value to pay the cost of insurance charge, monthly expense charge, any applicable increase expense charge, and any charges for supplemental and/or rider benefits for the month beginning on that Monthly
Anniversary Day.


Net Investment Factor - An index used to measure Subaccount performance of the current Valuation Period. Subaccount performance includes gains or losses in the Subaccounts, dividends paid, any capital gains or losses, any taxes, and mortality and expense risk charges. The calculation of the Net
Investment Factor is described on page __.

Net Premium - A premium payment minus the applicable Premium
Expense Charge.  See page __.

Owner, You - The person entitled to exercise all rights and privileges provided in the Contract.

Planned Premium Payments - The amount and frequency of premium payments you elected to pay in your last application. This is the amount we will bill you and is only an indication of your preferences of future premium payments. You may change the amount and frequency of premium payments at any time. The actual amount and frequency of premium payments will affect the Contract Value and the amount and duration of insurance.

Premium Payment(s) - The amount(s) paid by the Owner to purchase the Contract; either a Planned Premium Payment or unscheduled premium.

Proceeds - The total amount we are obligated to pay under the terms of the Contract.


Reallocation Date - The date as of which Contract Value in the IMS Prime Money Subaccount is allocated to the Subaccounts and to the Fixed Account based on the Net Premium allocation percentages specified in the application. The Reallocation Date is 30 days after the Allocation Date.


Specified Amount - The amount of insurance coverage on the Insured. The actual Death Benefit will depend upon whether
Option A or Option B is in effect at the time of death.

Subaccounts - The division of accounts making up the Variable
Account. The assets of each Subaccount are invested in a corresponding portfolio of a designated mutual fund.

Subaccount Value - The Contract Value in a Subaccount.

Unscheduled Premium - Any premium other than a Planned Premium
Payment.

Valuation Day - Each day on which both the New York Stock
Exchange and Kansas City Life are open for business.

Valuation Period - The interval of time commencing at the close of business one Valuation Day and ending at the close of business on the next succeeding Valuation Day.

Variable Account - The Kansas City Life Variable Life Separate
Account.  This is not part of our General Account.  The Variable
Account has Subaccounts.

Variable Account Value - The total value of a Contract allocated to Subaccounts of the Variable Account.


Written Notice - A written notice in a form satisfactory to Kansas City Life that is signed by the Owner and received at the Home Office.


SUMMARY AND DIAGRAM OF THE CONTRACT

The following summary of Prospectus information and diagram of the Contract should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Contract in this Prospectus assumes that the Contract is in force and there is no outstanding Contract Indebtedness.

The Contract is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance, the Owner of a Contract pays premium payments for insurance coverage on the person insured. Also like fixed-benefit life insurance, the Contract provides for accumulation of Net Premiums and a Cash Surrender Value that is payable if the Contract is surrendered during the Insured's lifetime. As with fixed-benefit life insurance, the Cash Surrender Value during the early Contract Years is likely to be substantially lower than the premium payments paid.

However, the Contract differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Contract Value will increase or decrease to reflect the investment performance of the Subaccounts to which Contract Value is allocated. Also, there is no guaranteed minimum Cash Surrender Value. Nonetheless, Kansas City Life guarantees to keep the Contract in force during the first five Contract Years and during the five years following the effective date of an increase in the Specified Amount as long as the Guaranteed Monthly Premium requirement has been met. See "Guaranteed Payment Period and Guaranteed Monthly Premium," page ___. Otherwise, if the Cash Surrender Value is insufficient to pay charges due, the Contract will lapse without value after a grace period. See "Premium Payments to Prevent Lapse," page ___. If a Contract lapses while loans are outstanding, adverse tax consequences may result. See "Tax Considerations," page ___.

The most important features of the Contract, such as charges, cash surrender benefits, death benefits, and calculation of Contract values, are summarized in the diagram on the following pages.

Purpose of the Contract. The Contract is designed to provide long-term insurance benefits, and may also provide long-term accumulation of Contract Value. The Contract should be evaluated in conjunction with other insurance policies that you own, as well as the need for insurance and the Contract's long-term investment potential. It may not be advantageous to replace existing insurance coverage with this Contract. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Contract illustrations. (See below).

Illustrations. Illustrations in this Prospectus or used in connection with the purchase of a Contract are based on hypothetical rates of return. These rates are not guaranteed. They are illustrative only and should not be deemed a representation of past or future performance. Actual rates of return may be higher or lower than those reflected in Contract illustrations, and therefore, actual Contract values will be different from those illustrated.


The illustrations show Contract values based on current charges and, alternatively, based on guaranteed charges. See "Illustrations of Contract Values, Cash Surrender Values,
Death Benefits and Accumulated Premium Payments," page__. Contract values in the illustrations based on current charges reflect a bonus to be credited to the Contract beginning in the eleventh Contract Year. The bonus is not guaranteed and will be paid in Kansas City Life's sole discretion.


Contract Tax Compliance. Kansas City Life intends for the Contract to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code. Under certain circumstances, a Contract will be treated as a "modified endowment contract" under federal tax law. Kansas City Life will monitor Contracts and will notify you on a timely basis if your Contract is in jeopardy of violating the definition of life insurance or becoming a modified endowment contract. For further discussion of the tax status of a Contract and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations," page ___.


Free Look Right to Cancel and Special Transfer Right.  For a
limited time, you have the right to cancel your Contract and receive a refund.  See "Free Look Right to Cancel Contract,"
page ___.  During this "free-look" period, Net Premiums will be allocated to the IMS Prime Money Subaccount until the Reallocation Date.  See
"Premium Allocations and Crediting," page     .  In addition, for a limited
time after requesting an increase in the Contract's Specified Amount, you may cancel the increase and you may be entitled to a refund of certain charges.


Once within the first 24 Contract Months or within 24 Contract Months following the effective date of an increase in Specified Amount, you may transfer all or a portion of the Variable Account Value to the Fixed Account without payment of any transfer fee. This transfer effectively "converts" the Contract into a contract that provides fixed (non-variable) benefits.
See "Special Transfer Right," page ___.

Owner Inquiries. If you have any questions, you may write or call Kansas City Life's Home Office at 3520 Broadway, P.O. Box
419364, Kansas City, Missouri 64141-6364, 1-800-616-3670.

DIAGRAM OF CONTRACT

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PREMIUM PAYMENTS

     You select a payment plan but are not required to pay premium payments according to the plan. You can vary the amount and frequency and can skip planned premium payments. See page ___ for rules and limits.

     The Contract's minimum initial premium payment and planned premium payment depend on the Insured's age, sex and risk class, Specified Amount selected, and any supplemental and/or rider benefits.

     Unplanned premium payments may be made, within limits. See page ___.

     Under certain circumstances, which include taking excessive
Contract loans, extra premium payments may be required to prevent lapse. See page ___.
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DEDUCTIONS FROM PREMIUM PAYMENTS
     For state and local premium taxes (2.25% of premium payments).
 See page ___.
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NET PREMIUM PAYMENTS

     You direct the allocation of Net Premium payments among eleven Subaccounts of the Variable Account and the Fixed Account. See page ___ for rules and limits on Net Premium payment allocations.

     Each Subaccount invests in a corresponding portfolio of a mutual fund:

          Mutual Fund
MFSr Variable Insurance Trust
          Manager:  Massachusetts Financial Services Company
	Portfolio
	MFSr Research Series
     	MFSr Emerging Growth Series
          MFSr Total Return Series
          	MFSr Bond Series
          MFSr World Governments Series
          MFSr Utilities Series

TCI Portfolios (a member of the Twentieth Century Family of Funds)
          Manager:  Investors Research Corporation
	TCI International Portfolio
 	TCI Growth Portfolio

Insurance Management Series
          Manager:  Federated Advisers
	Equity Growth and Income Fund
          Corporate Bond Fund
          Prime Money Fund

     Interest is credited on amounts allocated to the Fixed Account at a minimum guaranteed rate of 4%. See page ___ for rules and limits on transfers from the Fixed Account allocations.
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DEDUCTIONS FROM CONTRACT VALUE

     Monthly deduction for cost of insurance, administration fees, and charges for any supplemental and/or rider benefits.
Administration fees are currently $26.00 per month for the first
Contract Year and $6.00 per month thereafter, plus $20.00 per month for the 12 Contract Months following an increase in Specified Amount. See page ___.

DEDUCTIONS FROM ASSETS
     Daily charge at a guaranteed annual rate of 0.90% from the Subaccounts for mortality and expense risks. See page ___.
This charge is not deducted from the Fixed Account Value.

     Investment advisory fees and operating expenses are deducted from the assets of each Portfolio. See page ___.
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CONTRACT VALUE

     Contract Value is equal to Net Premiums, as adjusted each Valuation Day to reflect Subaccount investment experience, interest credited on Fixed Account Value, charges deducted and other Contract transactions (such as transfers and surrenders). See page ___.

     Varies from day to day.  There is no minimum guaranteed
Contract Value. The Contract may lapse if the Contract Value is insufficient to cover a Monthly Deduction due. See page ___.


     Can be transferred among the Subaccounts and Fixed Account. A transfer fee of $25.00 will apply if more than 6 transfers are made in a Contract Year. See page ___ for rules and limits.


     Is the starting point for calculating certain values under a Contract, such as the Cash Surrender Value and the Death Benefit used to determine Death Benefit proceeds.

     Also, a "bonus" may be credited to the Contract Value on each Monthly Anniversary Day beginning in the eleventh Contract Year.

 The monthly bonus equals 0.0375% (0.45% on an annualized basis) of the Variable Account Value. This bonus is not guaranteed.
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CASH BENEFITS
     Loans may be taken for amounts up to Cash Surrender Value less loan interest to the next Contract Anniversary, at an annual effective interest rate of 6.0%. Currently, a preferred loan is available beginning in the eleventh Contract Year. See page ___ for rules and limits.

     Partial surrenders generally can be made provided there is sufficient remaining Cash Surrender Value. A partial surrender fee will apply and a surrender charge will be assessed for any resulting reduction in the Specified Amount. See page ___ for limits and a description of the charges. Partial surrenders may be subject to adverse tax consequences.

     The Contract may be surrendered in full at any time for its Cash Surrender Value. A declining sales load charge of up to 30% of actual premiums paid up to a maximum premium amount shown in the Contract, as well as a declining administrative charge, will apply during the first 15 Contract Years and during the 15 years following the effective date of an increase in the Specified Amount. See page ___. Surrenders may be subject to adverse tax consequences.

     Payment options are available.  See page ___.
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          DEATH BENEFITS
     Income tax free to Beneficiary.
     Available as lump sum or under a variety of payment options.

     For all Contracts, a minimum Specified Amount of $100,000 for Issue Ages 0-49 and $50,000 for Issue Ages 50-80. We may allow these minimum limits to be reduced. See page ___.

     Two Coverage Options available:

     Option A, equal to the Specified Amount, and Option B, equal to the Specified Amount plus Contract Value. See page ___.

     Flexibility to change the Coverage Option and Specified
Amount.  See pages ___  for rules and limits.

     Supplemental and/or rider benefits may be available.  See page ___.

     Any Indebtedness is deducted from the amount payable.
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GENERAL INFORMATION
ABOUT KANSAS CITY LIFE, THE VARIABLE ACCOUNT
AND THE FUNDS
Kansas City Life Insurance Company

The Contracts are issued by Kansas City Life Insurance Company, which is a stock life insurance company organized under the laws of the State of Missouri in 1895. Kansas City Life is currently licensed to transact life insurance business in 47 states and the District of Columbia.


Kansas City Life is subject to regulation by the Department of Insurance of the State of Missouri as well as by the insurance departments of all other states and jurisdictions in which it does business. We submit annual statements on our operations and finances to insurance officials in such states and jurisdictions. The forms for the Contract described in this Prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Contracts are sold.

Kansas City Life Variable Life Separate Account
Kansas City Life Variable Life Separate Account was established as a separate investment account under Missouri law on April 24, 1995. It is used to support the Contracts and may be used to support other variable life insurance contracts, and for other purposes permitted by law. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws. Kansas City Life has established other separate investment accounts that may also be registered with the SEC.

The Variable Account is divided into Subaccounts. The Subaccounts available under the Contracts invest in shares of Portfolios of the Funds. The Variable Account may include other Subaccounts that are not available under the Contracts and are not otherwise discussed in this Prospectus. The assets in the Variable Account are owned by Kansas City Life.

Income, gains and losses, realized or unrealized, of a Subaccount are credited to or charged against the Subaccount without regard to any other income, gains or losses of Kansas City Life. Applicable insurance law provides that assets equal to the reserves and other contract liabilities of the Variable Account are not chargeable with liabilities arising out of any other business of Kansas City Life. Kansas City Life is obligated to pay all benefits provided under the Contracts.

The Funds
MFSr Trust, TCI Portfolios, and IMS are each registered with the SEC as a diversified open-end management investment company under the 1940 Act, although the SEC does not supervise their management or investment practices and policies. Each of the Funds is a series fund-type mutual fund made up of the Portfolios and other series that are not available under the Contracts. The investment objectives of each of the Portfolios is described below.

MFSr Variable Insurance Trust

(Manager:  Massachusetts Financial Services Company)


MFSr Research Series. The Research Series' investment objective is to provide long-term growth of capital and future income.
The Series' assets are allocated to selected economic sectors and then to industry groups within those sectors.

MFSr Emerging Growth Series. The Emerging Growth Series' investment objective is to obtain long-term growth of capital. The Series' policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of small and medium sized companies that are early in their life cycle, but which have the potential to become major enterprises (emerging growth companies).

MFSr Total Return Series. The Total Return Series' primary investment objective is to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and its secondary objective is to provide a reasonable opportunity for growth of capital and income, since many securities offering a better than average yield may also possess growth potential.

MFSr Bond Series. The Bond Series' primary investment objective is to provide as high a level of current income as is believed to be consistent with prudent investment risk. The Series' secondary objective is to protect shareholders' capital. Up to 20% of the Series' total assets may be invested in lower-rated or non-rated debt securities commonly known as "junk bonds."
The risks of investing in junk bonds are described in the prospectus for the MFSr Variable Insurance Trust, which should be read carefully before investing.


MFSr World Governments Series. The World Governments Series' investment objective is to seek not only preservation, but also growth of capital, together with moderate current income. The Series seeks to achieve its investment objective through a professionally managed, internationally diversified portfolio consisting primarily of debt securities and to a lesser extent equity securities.

MFSr Utilities Series. The Utilities Series' investment objective is to seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities). The Series will seek to achieve its objective by investing, under normal circumstances, at least 65% (but up to 100% at the discretion of the Series' adviser) of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

TCI Portfolios, Inc.

A member of the Twentieth Century Family of Mutual Funds
(Manager:  Investors Research Corporation)

TCI International Portfolio. The investment objective of TCI International Portfolio is capital growth. The Portfolio will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and that have, in the opinion of the investment manager, potential for appreciation.

TCI Growth Portfolio.  The investment objective of TCI Growth
Portfolio is capital growth. The Portfolio will seek to achieve its investment objective by investing primarily in common stocks that are considered by the investment adviser to have better-than-average prospects for appreciation.

Insurance Management Series

(Manager:  Federated Advisers)

IMS Equity Growth and Income Fund. The primary investment objective of the Equity Growth and Income Fund is to achieve long-term growth of capital. The Fund's secondary objective is to provide income. The Fund pursues its investment objectives by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue-chip" companies, which are generally top-quality, established growth companies.

IMS Corporate Bond Fund. The investment objective of the Corporate Bond Fund is to seek high current income. The Fund endeavors to achieve its objective by investing primarily in lower-rated corporate debt obligations commonly referred to as "junk bonds." The risks of investing in junk bonds is described in the prospectus for Insurance Management Series, which should be read carefully before investing.

IMS Prime Money Fund.  The investment objective of the Prime
Money Fund is to provide current income consistent with stability of principal and liquidity. The Fund pursues its investment objective by investing exclusively in a portfolio of money market instruments maturing in 397 days or less.

THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF
ANY OF THE FUNDS WILL BE ACHIEVED.

More detailed information concerning the investment objectives, policies, and restrictions pertaining to the Funds and Portfolios and their expenses, investment advisory services and charges and the risks involved with investing in the Portfolios and other aspects of their operations can be found in the current prospectus for each Fund or Portfolio that accompanies this Prospectus and the current Statement of Additional Information for each Fund or Portfolio. The prospectuses for the Funds or Portfolios should be read carefully before any decision is made concerning the allocation of Net Premium payments or transfers among the Subaccounts.

Kansas City Life has entered into agreements with either the investment adviser or distributor for each of the Funds pursuant to which the adviser or distributor will pay Kansas City Life a fee based upon an annual percentage of the average aggregate net amount invested by Kansas City Life on behalf of the Variable Account and other separate accounts of Kansas City Life. These agreements reflect administrative services provided by Kansas City Life.

Kansas City Life cannot guarantee that each Fund or Portfolio will always be available for the Contracts, but in the unlikely event that a Fund or Portfolio is not available, Kansas City Life will take reasonable steps to secure the availability of a comparable fund. Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge.

Resolving Material Conflicts
The Funds presently serve as the investment medium for the Contracts. In addition, the Funds are available to registered separate accounts of insurance companies, other than Kansas City Life, offering variable annuity and variable life insurance contracts.


We do not currently foresee any disadvantages to you resulting from the Funds selling shares to fund products other than the Contracts. However, there is a possibility that a material conflict of interest may arise between Owners whose Contract Values are allocated to the Variable Account and the owners of variable life insurance policies and variable annuity contracts issued by other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold to certain qualified pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps, including removing the Variable Account from that Fund, to resolve the matter. The Board of Directors of each Fund will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. See the accompanying prospectuses for the Funds and Portfolios for more information.


Addition, Deletion or Substitution of Investments
We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Portfolio of a Fund are no longer available for investment or if, in our judgment, further investment in any Portfolio should become inappropriate in view of the purposes of the Variable Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management investment company. We will not substitute any shares attributable to a Contract's interest in a Subaccount of the Variable Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

We also reserve the right to establish additional Subaccounts of the Variable Account, each of which would invest in shares corresponding to a Portfolio of a Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, we may, in our sole discretion, establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Contract Owners on a basis to be determined by Kansas City Life.

If any of these substitutions or changes are made, we may, by appropriate endorsement, change the Contract to reflect the substitution or change. If we deem it to be in the best interests of Contract Owners (subject to any approvals that may be required under applicable law), the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Kansas City Life separate accounts.

Voting Rights
Kansas City Life is the legal owner of shares held by the Subaccounts and as such has the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, Kansas City Life will vote shares held in the Subaccounts at regular and special meetings of shareholders of the Funds in accordance with instructions received from Owners with Contract Value in the Subaccounts. Should the applicable federal securities laws, regulations or interpretations thereof change, Kansas City Life may be permitted to vote shares of the Funds in its own right, and if so, Kansas City Life may elect to do so.

To obtain voting instructions from Owners, before a meeting Owners will be sent voting instruction material, a voting instruction form and any other related material. The number of votes that are available to an Owner will be calculated separately for each Subaccount of the Variable Account, and may include fractional shares. The number of votes attributable to a Subaccount will be determined by applying an Owner's percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. The number of votes for which an Owner may give instructions will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Fund. Shares held by a Subaccount for which no timely instructions are received will be voted by Kansas City Life in the same proportion as those shares for which voting instructions are received.

Kansas City Life may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Portfolios, or to approve or disapprove an investment advisory agreement. In addition, Kansas City Life may under certain circumstances disregard voting instructions that would require changes in the investment advisory contract or investment adviser of one or more of the Portfolios, provided that Kansas City Life reasonably disapproves of such changes in accordance with applicable federal regulations. If Kansas City Life ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report. Finally, Kansas City Life reserves the right to modify the manner in which the weight to be given to pass-through voting instructions is calculated when such a change is necessary to comply with current federal regulations or the current interpretation thereof.

PREMIUM PAYMENTS AND ALLOCATIONS
Applying for a Contract
To purchase a Contract, you must complete an application and submit it through an authorized Kansas City Life agent. If you are eligible for temporary insurance coverage, a temporary insurance agreement ("TIA") should also accompany the application. The TIA provides temporary insurance coverage prior to the date when all underwriting and other requirements have been met and your application has been approved, with certain limitations, as long as an initial premium payment accompanies the TIA. In accordance with Kansas City Life's underwriting rules, temporary life insurance coverage may not exceed $250,000. The TIA may not be in effect for more than 60 days. At the end of the 60 days, the TIA coverage terminates and the initial premium will be returned to the applicant.


With the TIA, you must pay an initial premium payment at the time of application that is at least equal to two Guaranteed
Monthly Premiums (one Guaranteed Monthly Premium is required for
Contracts when premium payments will be made under a pre-authorized payment arrangement). See "Premiums," page __. If the full required initial premium payment is submitted with the application, your Contract Date will be the date of the TIA. An initial premium will not be accepted, however, from applicants that are not eligible for TIA coverage. In such cases when the application is not accompanied by the required initial premiums, the Contract Date will be within two days after the underwriting approval date. Coverage under the Contract begins on the Contract Date, and Kansas City Life will deduct Contract charges as of the Contract Date.


The Contract Date is determined by these guidelines except, as provided for under state insurance law, the Owner may be permitted to backdate the Contract to preserve insurance age. In no case may the Contract Date be more than six months prior to the date the application was completed. Monthly Deductions will be charged from the Contract Date.


If coverage under an existing Kansas City Life insurance contract is being replaced, that contract will be terminated and values will be transferred on the date when all underwriting and other requirements have been met and your application has been approved. Kansas City Life will deduct Contract charges as of the Contract Date.


Kansas City Life requires satisfactory evidence of the proposed Insured's insurability, which may include a medical examination of the proposed Insured. The available issue ages are 0 through 80 on a nonsmoker basis, 15 through 80 on a preferred nonsmoker basis, and 15 through 80 on a smoker basis. Age is determined on the Insured's age last birthday on the Contract Date. The minimum Specified Amount is $100,000 for issue ages 0 through
49. The minimum Specified Amount is $50,000 for issue ages 50 through 80. Acceptance of an application depends on Kansas City Life's underwriting rules, and Kansas City Life reserves the right to reject an application.

As the Owner of the Contract, you may exercise all rights provided under the Contract. The Insured is the Owner, unless a different Owner is named in the application. The Owner may by Written Notice name a contingent Owner or a new Owner while the Insured is living. Unless a contingent Owner has been named, on the death of the last surviving Owner, ownership of the Contract passes to the estate of the last surviving Owner, who will become the Owner if the Owner dies. The Owner may also be changed prior to the Insured's death by Written Notice satisfactory to us. A change in Owner may have tax consequences. See "Tax Considerations," page ___.

Free Look Right to Cancel Contract
You may cancel your Contract for a refund during your "free-look" period. This period expires 10 days after you receive your Contract, 45 days after your application is signed, or 10 days after Kansas City Life mails or delivers a cancellation notice, whichever is latest. If you decide to cancel the Contract, you must return it by mail or other delivery method to the Home Office or to the authorized Kansas City Life agent who sold it. Immediately after mailing or delivery, the Contract will be deemed void from the beginning. Within seven calendar days after Kansas City Life receives the returned Contract, Kansas City Life will refund premiums paid.


In addition, you may cancel an increase in Specified Amount that you have requested within 10 days after you receive the adjusted
Contract, within 45 days after the date the application for the increased coverage is signed, or within 10 days after Kansas
City Life mails or delivers the cancellation notice for the Specified Amount increase, whichever is latest. Immediately after mailing or delivery, the increase will be deemed void from the beginning. The Specified Amount increase will be canceled from its beginning and any charges attributable to the increase will be returned to your Contract Value.


Premiums
The minimum initial premium payment required depends on a number of factors, such as the age, sex and risk class of the proposed Insured, the Initial Specified Amount, any supplemental and/or rider benefits and the Planned Periodic Premium payments you propose to make. See "Planned Periodic Premiums," below. Consult your Kansas City Life agent for information about the initial premium required for the coverage you desire.

Additional unscheduled premium payments can be made at any time while the Contract is in force. Kansas City Life has the right to limit the number and amount of such premium payments.

In addition, total premiums paid may not exceed premium limitations for life insurance set forth in the Internal Revenue Code. Kansas City Life will monitor Contracts and will notify you if a premium payment exceeds this limit and will cause the Contract to violate the definition of insurance. You may choose to take a refund of the portion of the premium payment that is determined to be in excess of the guideline premium limit or you may submit an application to modify the Contract so it continues to qualify as a contract for life insurance. Modifying the Contract may require evidence of insurability. See "Tax Considerations," page __.

Your Contract may become a modified endowment contract if premiums paid exceed the "7-Pay Test" as set forth in the Internal Revenue Code. Kansas City Life will monitor Contracts and will attempt to notify you on a timely basis if your Contract is in jeopardy of becoming a modified endowment contract. See "Tax Considerations," page ___.

Also, Kansas City Life reserves the right to require satisfactory evidence of insurability prior to accepting unscheduled premiums. See "Net Premium Allocations," page __.

Lastly, no premium payment will be accepted after the Maturity
Date.

Premium payments must be made by check payable to Kansas City
Life Insurance Company or by any other method that Kansas City
Life deems acceptable. A loan repayment must be clearly marked as such or it will be credited as a premium. See "Loan
Repayment; Effect if Not Repaid," page __.


Planned Periodic Premiums. When applying for a Contract, you select a plan for paying level premium payments semi-annually or annually. If you elect, Kansas City Life will also arrange for payment of Planned Periodic Premiums on a monthly or quarterly basis under a pre-authorized payment arrangement. You are not required to pay premium payments in accordance with these plans; rather, you can pay more or less than planned or skip a Planned Periodic Premium entirely. (See, however, "Premium Payments to Prevent Lapse," page __, and "Guaranteed Payment Period and Guaranteed Monthly Premium" below.)
 Each premium after the initial premium must be at least $25. Kansas City Life may increase this minimum limit 90 days after we send you a written notice of such increase. Subject to the limits described above, you can change the amount and frequency of Planned Periodic Premiums whenever you want by sending Written Notice to the Home Office. However, Kansas City Life reserves the right to limit the amount of a premium payment or the total premium payments paid, as discussed above.


Guaranteed Payment Period and Guaranteed Monthly Premium. A Guaranteed Payment Period is the period during which Kansas City Life guarantees that the Contract will not lapse if the amount of total premiums paid is greater than or equal to the sum of:
(1) the accumulated Guaranteed Monthly Premiums in effect on each prior Monthly Anniversary Day, and (2) an amount equal to the sum of any partial surrenders taken and Indebtedness under the Contract. The Guaranteed Payment Periods are five years following the Contract Date and five years following the effective date of an increase in the Specified Amount.


The Guaranteed Monthly Premium is shown in the Contract. The per $1,000 Guaranteed Monthly Premium factors for the Specified Amount vary by risk class, Issue Age, and sex. Additional premiums for substandard ratings and supplemental and/or rider benefits are included in the Guaranteed Monthly Premium. However, upon a change to the Contract, Kansas City Life will recalculate the Guaranteed Monthly Premium and will notify you of the new Guaranteed Monthly Premium and amend your Contract to reflect the change.


Premium Payments Upon Increase in Specified Amount. A new Guaranteed Payment Period begins on the effective date of an increase in Specified Amount. You will be notified of the new Guaranteed Monthly Premium for this period. Depending on the Contract Value at the time of an increase in the Specified Amount and the amount of the increase requested, an additional premium payment may be necessary or a change in the amount of Planned Periodic Premiums may be advisable. See "Changes in Specified Amount," page __.

Premium Payments to Prevent Lapse. Failure to pay Planned Periodic Premiums will not necessarily cause a Contract to lapse. Conversely, paying all Planned Periodic Premiums will not guarantee that a Contract will not lapse. The conditions that will result in your Contract lapsing will vary, as follows, depending on whether a Guaranteed Payment Period is in effect.

During the Guaranteed Payment Period. A grace period starts if on any Monthly Anniversary Day the Cash Surrender Value is less than the amount of the Monthly Deduction and the accumulated premiums paid as of the Monthly Anniversary Day are less than required to guarantee the Contract will not lapse during the Guaranteed Payment Period. See "Guaranteed Payment Period and Guaranteed Monthly Premium," page __.


The premium required to keep the Contract in force will be an amount equal to the lesser of: (1) the amount to guarantee the Contract will not lapse during the Guaranteed Payment Period less the accumulated premiums paid; and (2) an amount sufficient to provide a Cash Surrender Value equal to three Monthly Deductions.


After the Guaranteed Payment Period. A grace period starts if the Cash Surrender Value on a Monthly Anniversary Day will not cover the Monthly Deduction. A premium sufficient to provide a Cash Surrender Value equal to three Monthly Deductions must be paid during the grace period to keep the Contract in force.


Grace Period. The grace period is a 61-day period to make a premium payment sufficient to prevent lapse. See "Premium
Payments to Prevent Lapse," page      .  Kansas City Life will
send notice of the amount required to be paid during the grace period to your last known address and the address of any assignee of record. The grace period will begin when the notice is sent. Your Contract will remain in force during the grace period. If the Insured should die during the grace period, the Death Benefit proceeds will still be payable to the Beneficiary, although the amount paid will reflect a reduction for the Monthly Deductions due on or before the date of the Insured's death (and for any Indebtedness). See "Amount of Death Benefit Proceeds," page __. If the grace period premium payment has not been paid before the grace period ends, your Contract will lapse. It will have no value and no benefits will be payable. See "Reinstatement," page__.

A grace period also may begin if Indebtedness becomes excessive.
 See "Loan Repayment; Effect if Not Repaid," page __.

Premium Allocations and Crediting
In the Contract application, you specify the percentage of a Net Premium to be allocated to each Subaccount and to the Fixed Account. The sum of your allocations must equal 100%, and Kansas City Life reserves the right to limit the number of Subaccounts to which premiums may be allocated. You can change the allocation percentages at any time, subject to these rules, by sending Written Notice to the Home Office. The change will apply to the premium payments received with or after receipt of your notice.

On the Allocation Date, the initial Net Premium will be allocated to the IMS Prime Money Subaccount. If any additional premiums are received before the Reallocation Date, the corresponding Net Premiums also will be allocated to the IMS Prime Money Subaccount. The "free-look" period under the Contract is assumed to end on the Reallocation Date, and on that date, Contract Value in the IMS Prime Money Subaccount will be allocated to the Subaccounts and to the Fixed Account as requested. See "Determining the Contract Value," page __.

Premiums received on or after the Reallocation Date will be credited to the Contract and the Net Premiums will be invested as requested on the Valuation Day they are received at our Home Office, except if additional underwriting is required. Premium payments requiring additional underwriting will not be credited to the Contract until underwriting has been completed and the premium payment has been accepted. If the additional premium payment is rejected, Kansas City Life will return the premium payment immediately, without any adjustment for investment experience.


Transfer Privilege
After the Reallocation Date and prior to the Maturity Date, you may transfer all or part of an amount in the Subaccount(s) to another Subaccount(s) or to the Fixed Account, or transfer a part of the amount in the Fixed Account to the Subaccount(s), subject to the following restrictions. The minimum transfer amount is the lesser of $250 or the entire amount in that Subaccount or the Fixed Account. A transfer request that would reduce the amount in a Subaccount or the Fixed Account below $250 will be treated as a transfer request for the entire amount in that Subaccount or the Fixed Account.


We will make the transfer on the date that we receive Written Notice requesting such transfer. There is no limit on the number of transfers that can be made between Subaccounts or to the Fixed Account. However, only one transfer may be made from the Fixed Account each Contract Year. See "Transfers from Fixed
Account," page    , for restrictions.  The first six transfers
during each Contract Year are free. Any unused free transfers do not carry over to the next Contract Year. We will assess a $25 Transfer Processing Fee for the seventh and each subsequent transfer during a Contract Year. For the purpose of assessing the fee, each Written Notice (or telephone request described below) is considered to be one transfer, regardless of the number of Subaccounts or the Fixed Account affected by the transfer. The processing fee will be deducted from the amount being transferred or from the remaining Contract Value, according to your instructions.


Telephone Transfers. Telephone transfers will be based upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization has been provided to us. We reserve the right to suspend telephone transfer privileges at any time, for any reason, if we deem such suspension to be in the best interests of Contract Owners.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if we follow those procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those reasonable procedures.

 The procedures we will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.


Special Transfer Right. During the first 24 Contract Months following the Contract Date and during the first 24 Contract Months following the effective date of an increase to the Specified Amount, the Owner may exercise a one-time Special Transfer Right by requesting that all or a portion of the Variable Account Value be transferred to the Fixed Account. Exercise of the Special Transfer Right does not count toward the six transfers that are permitted each Contract Year without imposing the Transfer Processing Fee, and is not subject to a Transfer Processing Fee.


Dollar Cost Averaging Plan
The Dollar Cost Averaging Plan, if elected, enables you to transfer systematically and automatically, on a monthly basis for a period of 3 to 36 months, specified dollar amounts from the IMS Prime Money Subaccount to other Subaccounts. By allocating on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, we make no guarantee that the Dollar Cost Averaging Plan will result in a gain.

At least $250 must be transferred from the IMS Prime Money Subaccount each month. The required amounts may be allocated to the IMS Prime Money Subaccount through initial or subsequent premium payments or by transferring amounts into the IMS Prime Money Subaccount from the other Subaccounts or from the Fixed Account (which may be subject to certain restrictions).

You may elect this plan at the time of application by completing the authorization on the application or at any time after the Contract is issued by properly completing the election form and returning it to us. The election form allows you to specify the number of months for the Dollar Cost Averaging Plan to be in effect. Dollar cost averaging transfers will commence on the next Monthly Anniversary Day on or next following the Reallocation Date. Dollar cost averaging will terminate at the completion of the designated number of months or the day we receive Written Notice instructing us to cancel the Dollar Cost Averaging Plan.

Transfers made from the IMS Prime Money Subaccount for the Dollar Cost Averaging Plan will not count toward the six transfers permitted each Contract Year without imposing the Transfer Processing Fee.


Portfolio Rebalancing Plan
You may elect to have the accumulated balance of each Subaccount redistributed to equal a specified percentage of the Variable Account Value. This will be done on a quarterly basis at three-month intervals from the Monthly Anniversary Day on which the Portfolio Rebalancing Plan commences. If elected, this plan automatically adjusts your Portfolio mix to be consistent with the allocation most recently requested. The redistribution will not count toward the six transfers permitted each Contract Year without imposing the Transfer Processing Fee. If the Dollar Cost Averaging Plan has been elected and has not been completed, the Portfolio Rebalancing Plan will commence on the Monthly Anniversary Day following the termination of the Dollar Cost Averaging Plan.


FIXED ACCOUNT
Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. The disclosure regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

You may allocate some or all of the Net Premiums and transfer some or all of the Variable Account Value to the Fixed Account, which is part of our General Account and pays interest at declared rates guaranteed for each calendar year (subject to a minimum interest rate we guarantee to be 4%). Our General Account supports our insurance and annuity obligations.

The portion of the Contract Value allocated to the Fixed Account will be credited with rates of interest, as described below. Since the Fixed Account is part of our General Account, we assume the risk of investment gain or loss on this amount. All assets in the General Account are subject to our general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates
Fixed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 4%. We intend to credit Fixed Account Value with current rates in excess of the minimum guarantee but we are not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations to and from the Fixed Account Value will be credited with different interest rates, based upon the date amounts are allocated into the Fixed Account. While we may change the interest rate credited to allocations from Net Premiums at any time, the interest rate credited to amounts allocated to the Fixed Account and accrued interest thereon will not change more often than once per year. Any interest credited on the amounts in the Fixed Account in excess of the minimum guaranteed rate of 4% per year will be determined in our sole discretion. You assume the risk that interest credited may not exceed the guaranteed rate.

Amounts deducted from the Fixed Account for the Monthly Deduction, surrenders, transfers to the Subaccounts, or charges are currently, for the purpose of crediting interest, accounted for on a last-in, first-out ("LIFO") method. We reserve the right to change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the period for which the interest rate applies to less than a year (except for the year in which such amount is received or transferred).

Calculation of Fixed Account Value
Fixed Account Value at any time is equal to amounts allocated or transferred to it, plus interest credited to it, minus amounts deducted, transferred, or surrendered from it.

Transfers from Fixed Account
One transfer each Contract Year is allowed from the Fixed
Account to any or all of the Subaccounts. The amount transferred from the Fixed Account may not exceed 25% of the unloaned Fixed Account Value on the date of transfer, unless the balance after the transfer is less than $250, in which case we will transfer the entire amount.

Payment Deferral
We reserve the right to defer payment of any surrender, partial surrender, or transfer from the Fixed Account for up to six months from the date of receipt of the Written Notice for the partial or full surrender or transfer.

CHARGES AND DEDUCTIONS
Premium Expense Charge
A 2.25% charge for state and local premium taxes and administrative expenses is deducted from each premium payment. The state and local premium tax charge reimburses Kansas City Life for premium taxes and related administrative expenses associated with the Contracts. Kansas City Life expects to pay an average state and local premium tax rate (including related administrative expenses) of approximately 2.25% of premium payments for all states.

Monthly Deduction
On the Allocation Date, Kansas City Life will deduct Monthly Deductions for the Contract Date and each Monthly Anniversary that have occurred prior to the Allocation Date. See "Applying for Contract," page __. Subsequent Monthly Deductions will be made as of each Monthly Anniversary Day thereafter. Your Contract Date is the date used to determine your Monthly Anniversary Day. The Monthly Deduction consists of (1) cost of insurance charges, (2) administration fees (the "Monthly Expense Charge"), and (3) any charges for supplemental and/or rider benefits, as described below. The Monthly Deduction is deducted from the Variable Accounts and Fixed Account pro rata on the basis of the portion of Contract Value in each account on the Monthly Anniversary Day.

Cost of Insurance Charge. This charge compensates Kansas City Life for the expense of providing insurance coverage. The charge depends on a number of variables and therefore will vary from Contract to Contract and from Monthly Anniversary Day to Monthly Anniversary Day. For any Contract, the cost of insurance on a Monthly Anniversary Day is calculated by multiplying the current cost of insurance rate for the Insured by the net amount at risk for that Monthly Anniversary Day.

The net amount at risk on a Monthly Anniversary Day is the difference between the Death Benefit (see "Coverage Options,"
page      ), discounted with one month of interest and the
Contract Value, as calculated on that Monthly Anniversary Day before the cost of insurance charge is taken. The interest rate used to discount the Death Benefit is the current interest rate that is being credited on portions of any Net Premiums that are allocated to the Fixed Account as of that Monthly Anniversary Day.

The cost of insurance rate for a Contract on a Monthly Anniversary Day is based on the Insured's Age, sex, number of completed Contract Years, and risk class, and therefore varies from time to time. Kansas City Life currently places Insureds in the following classes, based on underwriting: Standard Smoker, Standard Nonsmoker, or Preferred Nonsmoker. An Insured may be placed in a substandard risk class, which involves a higher mortality risk than the Standard Smoker or Standard Nonsmoker classes. Standard Nonsmoker rates are available for Issue Ages 0-80. Standard Smoker and Preferred Nonsmoker rates are available for Issue Ages 15-80.

The cost of insurance rate for an increase in Specified Amount will be determined on each Monthly Anniversary Day and is based on the Insured's Age, sex, number of completed Contract Years, and risk class.

Kansas City Life places the Insured in a risk class when the Contract is given underwriting approval, based on Kansas City Life's underwriting of the application. When an increase in Specified Amount is requested, Kansas City Life conducts underwriting before approving the increase (except as noted below) to determine the risk class that will apply to the increase. If the risk class for the increase has lower cost of insurance rates than the existing risk class, the lower rates will apply to the entire Specified Amount. If the risk class for the increase has higher cost of insurance rates than the existing class, the higher rates will apply only to the increase in Specified Amount, and the existing risk class will continue to apply to the existing Specified Amount.

Kansas City Life does not conduct underwriting for an increase in Specified Amount if the increase is requested as part of a conversion from a term contract or on exercise of the Option to Increase the Specified Amount Rider. See "Supplemental and/or Rider Benefits," page ___. In the case of a term conversion, the risk class that applies to the increase will be based on the provisions of the term contract. In the case of an increase under the Option to Increase Specified Amount Rider, the Insured's risk class for an increase will be the class in effect on the initial Specified Amount at the time that the increase is elected.

The net amount at risk associated with a Specified Amount increase is determined by the percentage that the Specified Amount increase bears to the Contract's total Specified Amount immediately following the increase. The resulting percentage is the part of the Contract's total net amount at risk that is attributed to the Specified Amount increase. The remaining percentage of the Contract's total net amount at risk is attributed to the existing Specified Amount. (For example, if the Contract's Specified Amount is increased by $100,000 and the total Specified Amount is $250,000, then 40% of the total net amount at risk is attributed to the Specified Amount increase.) On each Monthly Anniversary Day, the net amount at risk used to determine the cost of insurance charge associated with the Specified Amount increase is the Contract's total net amount of risk at that time, multiplied by the percentage calculated as described above. This percentage remains fixed until the Specified Amount is changed.


Kansas City Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Contracts. The guaranteed rates for standard and preferred classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.


Kansas City Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Contract.
Current cost of insurance rates will be determined based on Kansas City Life's expectations as to future mortality experience. These rates may change from time to time.

Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker standard class are lower than rates for an Insured of the same age and sex in a smoker standard class. Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker or smoker standard class are lower than guaranteed rates for an Insured of the same age, sex and smoking class in a substandard class.

Legal Considerations Relating to Sex-Distinct Premium Payments and Benefits. Cost of insurance rates for Contracts generally distinguish between males and females. Thus, premium payments and benefits under Contracts covering males and females of the same age will generally differ.


Kansas City Life does, however, also offer Contracts that do not distinguish between males and females if required by state law. Employers and employee organizations considering purchase of a Contract should consult with their legal advisors to determine whether purchase of a Contract based on sex-distinct cost of insurance rates is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Kansas City Life will offer to such prospective purchasers Contracts with cost of insurance rates that do not distinguish between males and females.


Monthly Expense Charge
Kansas City Life will begin deducting the Monthly Expense Charge from the Contract Value as of the Contract Date. See "Applying
for a Contract," page     .  Thereafter, Kansas City Life will
deduct a Monthly Expense Charge from the Contract Value as of each Monthly Anniversary Day. The Monthly Expense Charge is made up of two parts:

     (1) a maintenance charge which is a level monthly charge which applies in all years. The maintenance charge is guaranteed not to exceed $6.00.


     (2) an acquisition charge which is a charge of $20 per Contract Month for the first Contract Year and $20 per Contract Month for 12 months following the effective date of an increase in Specified Amount.

The Monthly Expense Charge reimburses Kansas City Life for expenses incurred in the administration of the Contracts and the Variable Account. Such expenses include but are not limited to:
underwriting and issuing the Contract, confirmations, annual reports and account statements, maintenance of Contract records, maintenance of Variable Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Contract Owner servicing and all accounting, valuation, regulatory and updating requirements.

Kansas City Life does not expect to profit from these charges.
Should the guaranteed charges prove to be insufficient, the Company will not increase the charges above such guaranteed levels and will incur the loss.


Supplemental and/or Rider Benefit Charges. See "Supplemental and/or Rider Benefits," page ___.

Daily Mortality and Expense Risk Charge
Kansas City Life deducts a daily charge from assets in the Subaccounts attributable to the Contracts. This charge does not apply to Fixed Account assets attributable to the Contracts.
The current charge is at an annual rate of 0.90% of net assets, and is guaranteed not to increase for the duration of a Contract. Kansas City Life may realize a profit from this charge.

The mortality risk Kansas City Life assumes is that the Insureds on the Contracts may die sooner than anticipated and therefore Kansas City Life will pay an aggregate amount of death benefits greater than anticipated. The expense risk Kansas City Life assumes is that expenses incurred in issuing and administering the Contracts and the Variable Account will exceed the amounts realized from the administrative charges assessed against the Contracts.

Transfer Processing Fee
The first six transfers during each Contract Year are free. We will assess a $25 Transfer Processing Fee for each additional transfer during such Contract Year. For the purpose of assessing the fee, we will consider each written or telephone request seeking a transfer to be one transfer, regardless of the number of accounts affected by the transfer. We will deduct the Transfer Processing Fee from the amount being transferred or from the remaining Contract Value, according to your instructions. We do not expect a profit from this fee.


Surrender Charge
During the first fifteen Contact Years, a Surrender Charge will be deducted from the Contract Value if the Contract is completely surrendered or lapses or the Specified Amount is reduced (including when a partial surrender reduces the Specified Amount). The Surrender Charge is the sum of two parts, the Deferred Sales Load and the Deferred Administrative Expense. The total Surrender Charge will not exceed the maximum Surrender Charge set forth in your Contract. An additional Surrender Charge and Surrender Charge period will apply to each portion of the Contract resulting from a Specified Amount increase, starting with the effective date of the increase.


Any Surrender Charge deducted upon lapse is credited back to the Contract Value upon reinstatement. The Surrender Charge on the date of reinstatement will be the same as it was on the date of lapse. For purposes of determining the Surrender Charge on any date after reinstatement, the period the Contract was lapsed will not count.

Deferred Sales Load. The Deferred Sales Load is 30% of actual premiums paid up to a maximum premium amount shown in the Contract. The maximum premium amount shown in the Contract is based on the issue Age, sex, Specified Amount, and smoking class applicable to the Insured. If you increase the Contract's Specified Amount, a separate Deferred Sales Load will apply to the Specified Amount increase, based on the Insured's Age, sex, and smoking class at the time of the increase.

The Deferred Sales Load in the first nine years of the Surrender Charge period is 30% of actual premiums paid up to the maximum premium amount shown in the Contract. After the ninth year of the Surrender Charge Period, the Deferred Sales Load declines until it reaches 0% in the fifteenth year of the Surrender Charge period.

Notwithstanding the sales load applicable during a Surrender Charge period, the Deferred Sales Load that applies during the first two years of a Surrender Charge period may not exceed 30% of premiums paid up to the first "SEC guideline annual premium," 10% of premiums paid in excess of the first guideline annual premium and up to the second SEC guideline annual premium, and 9% of premium payments made in excess of two guideline annual premiums. An "SEC guideline annual premium" is a hypothetical level amount that would be payable through the Maturity Date for the benefits provided under the Contract, assuming cost of insurance rates based on the 1980 Commissioners Standard Ordinary Mortality Tables, net investment earnings under the Contract at an effective annual rate of 5%, and sales and other charges imposed under the Contract.

The Deferred Sales Load is calculated separately for the Initial Specified Amount and any increase in Specified Amount. Net Premiums paid after each increase will be allocated to the initial Specified Amount and each increase made. Net Premiums are allocated based upon the proportion that the SEC guideline annual premium for the Initial Specified Amount and each increase bears to the total SEC guideline annual premium for the Contract.

The purpose of the Deferred Sales Load is to reimburse Kansas City Life for some of the expenses incurred in the distribution of the Contracts. It may be insufficient to recover distribution expenses related to the sale of the Contracts. Unrecovered expenses are borne by Kansas City Life's general assets, which may include profits, if any, from the Mortality and Expense Risk Charge and mortality gains from cost of insurance charges. See "Daily Mortality and Expense Risk Charge," page ___, and "Cost of Insurance Charge," page __.

Deferred Administrative Expense. The Table below shows the Deferred Administrative Expense deducted if you surrender, lapse, reduce the Specified Amount, or take a partial surrender during the first fifteen Contract Years or during the fifteen years following an increase in Specified Amount. The Deferred Administrative Expense is an amount per $1,000 of Specified Amount and will grade down to zero at the end of fifteen years.

     Table of Deferred Administrative Expenses per $1,000 of
Specified Amount


End of Year*   Deferred Administrative Expense
1-5                 5.00
6                   4.50
7                   4.00
8                   3.50
9                   3.00
10                  2.50
11                  2.00
12                  1.50
13                  1.00
14                  0.50
15                  0.00
* End of year means number of completed Contract years or number of completed years following an increase in Specified
Amount.

After the fifth year, the Deferred Administrative Expense between years will be pro-rated monthly. The charge for the first five years will be level.

The Deferred Administrative Expense partially covers the administrative costs of underwriting and issuing the Contracts, processing surrenders, lapses, and reductions in Specified Amount, as well as legal, actuarial, systems, mailing, and other overhead costs connected with Kansas City Life's variable life insurance operations. This charge has been designed to cover actual costs and is not intended to produce a profit.

Partial Surrender Fee
Kansas City Life will deduct an administrative charge upon a partial surrender. This charge is the lesser of 2% of the amount surrendered or $25. This charge will be deducted from the Contract Value in addition to the amount requested to be surrendered and will be considered to be part of the partial surrender amount. Kansas City Life does not anticipate making a profit on this charge.

Fund Expenses
The value of the net assets of each Subaccount reflects the investment advisory fees and other expenses incurred by the corresponding Portfolio in which the Subaccount invests. See the prospectuses for the Funds or Portfolios.

Cost of Additional Benefits Provided by Riders
The cost of additional benefits provided by riders is part of the Monthly Deduction and is charged to the Contract Value on the Monthly Anniversary Day.


Bonus on Contract Value in the Variable Account
A bonus may be credited to the Contract on each Monthly Anniversary Day beginning in the eleventh Contract Year. The monthly bonus equals 0.0375% (0.45% on an annualized basis) of the Contract Value in each Subaccount of the Variable Account at the end of each Contract Month. The bonus is not guaranteed, and will be paid in Kansas City Life's sole discretion.


Other Tax Charge
Kansas City Life does not currently assess a charge for any taxes other than state premium taxes incurred as a result of the operations of the Subaccounts of the Variable Account. We reserve the right, however, to assess a charge for such taxes against the Subaccounts if we determine that such taxes will be incurred.


HOW YOUR CONTRACT VALUES VARY
There is no minimum guaranteed Contract Value or Cash Surrender Value. These values will vary with the investment experience of the Subaccounts and/or the crediting of interest in the Fixed Account, and will depend on the allocation of Contract Value.
If the Cash Surrender Value on a Monthly Anniversary Day is less than the amount of the Monthly Deduction to be deducted on that date (see "Premium Payments To Prevent Lapse," page __) and the Guaranteed Payment Period is not then in effect, the Contract will be in default and a grace period will begin. See "Guaranteed Payment Period and Guaranteed Monthly Premium," page __, and "Grace Period," page
___.


Determining the Contract Value
On the Allocation Date, the Contract Value is equal to the initial Net Premium less the Monthly Deductions deducted from the Contract Date. On each Valuation Day thereafter, the Contract Value is the aggregate of the Subaccount Values and the Fixed Account Value (including the Loan Account Value). The Contract Value will vary to reflect the performance of the Subaccounts to which amounts have been allocated, interest credited on amounts allocated to the Fixed Account, interest credited on amounts in the Loan Account, charges, transfers, partial surrenders, loans and loan repayments.

Subaccount Values. When you allocate an amount to a Subaccount, either by Net Premium payment allocation or transfer, your Contract is credited with accumulation units in that Subaccount. The number of accumulation units is determined by dividing the amount allocated to the Subaccount by the Subaccount's accumulation unit value for the Valuation Day when the allocation is effected.

The number of Subaccount accumulation units credited to your Contract will increase when Net Premium payments are allocated to the Subaccount and when amounts are transferred to the Subaccount. The number of Subaccount accumulation units credited to a Contract will decrease when the allocated portion of the Monthly Deduction is taken from the Subaccount, a loan is made, an amount is transferred from the Subaccount, or a partial surrender, including the Partial Surrender Fee, is taken from the Subaccount.

Accumulation Unit Values. A Subaccount's accumulation unit value varies to reflect the investment experience of the underlying Portfolio, and may increase or decrease from one Valuation Day to the next. The accumulation unit value for each Subaccount was arbitrarily set at $10 when the Subaccount was established. For each Valuation Period after the date of establishment, the accumulation unit value is determined by multiplying the value of an accumulation unit for a Subaccount for the prior valuation period by the net investment factor for the Subaccount for the current valuation period.

Net Investment Factor. The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Day to the next. It is based on the change in net asset value of the Fund shares held by the Subaccount, and reflects any gains or losses in the Subaccounts, dividends paid, any capital gains or losses, any taxes, and the daily mortality and expense risk charge.

Fixed Account Value. On any Valuation Day, the Fixed Account Value of a Contract is the total of all Net Premium payments allocated to the Fixed Account, plus any amounts transferred to the Fixed Account (including amounts transferred in connection with Contract loans), plus interest credited on such Net Premium payments and amounts, less the amount of any transfers from the Fixed Account, less the amount of any partial surrenders, including the Partial Surrender Fee, taken from the Fixed Account, and less the pro-rata portion of the Monthly Deduction deducted from the Fixed Account.

Loan Account Value. On any Valuation Day, if there have been any Contract loans, the Loan Account Value is equal to amounts transferred to the Loan Account from the Subaccounts and from the unloaned value in the Fixed Account as collateral for Contract loans and for due and unpaid loan interest, less amounts transferred from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account as Indebtedness is repaid, and plus interest credited.

Cash Surrender Value
The Cash Surrender Value on a Valuation Day is the Contract Value reduced by any applicable Surrender Charges and any Indebtedness. Cash Surrender Value is used to determine whether a partial surrender may be taken, whether Contract loans may be taken, and whether a grace period starts. See "Premium Payments to Prevent Lapse," page __. It is also the amount that is available upon full surrender of the Contract. See "Surrendering the Contract for Cash Surrender Value," page __.



DEATH BENEFIT AND CHANGES IN SPECIFIED AMOUNT
As long as the Contract remains in force, Kansas City Life will pay the Death Benefit proceeds upon receipt at the Home Office of proof of the Insured's death that Kansas City Life deems satisfactory. Kansas City Life may require return of the Contract. The Death Benefit will be paid in a lump sum generally within seven calendar days of receipt of satisfactory proof (see "When Proceeds Are Paid," page __) or, if elected, under a payment option (see "Payment Options," page __). The Death Benefit will be paid to the Beneficiary. See "Selecting and Changing the Beneficiary," page __.

Amount of Death Benefit Proceeds
The Death Benefit proceeds are equal to the sum of the Death Benefit under the Coverage Option selected calculated on the date of the Insured's death, plus any supplemental and/or rider benefits, minus any Indebtedness on that date and, if the date of death occurred during a grace period, minus any past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Limits on Rights to Contest the Contract" and "Misstatement of Age or Sex," page __.

If part or all of the Death Benefit is paid in one sum, Kansas
City Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the Insured's death to the date of payment.

Coverage Options
The Contract Owner may choose one of two Coverage Options, which will be used to determine the Death Benefit. Under Option A, the Death Benefit is the greater of the Specified Amount or the Applicable Percentage (as described below) of Contract Value on the date of the Insured's death. Under Option B, the Death Benefit is the greater of the Specified Amount plus the Contract Value on the date of death, or the Applicable Percentage of the Contract Value on the date of the Insured's death.

If investment performance is favorable, the amount of the Death Benefit may increase. However, under Option A, the Death Benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all. Under Option B, the Death Benefit will vary directly with the investment performance of the Contract Value. To see how and when investment performance may begin to affect the Death Benefit, see the illustrations beginning on page __.

The "Applicable Percentage" is 250% when the Insured has attained Age 40 or less, and decreases each year thereafter to 100% when the Insured has attained Age 95.



Initial Specified Amount and Coverage Option

The Initial Specified Amount is set at the time the Contract is issued. You may change the Specified Amount from time to time, as discussed below. You select the Coverage Option when you apply for the Contract. You also may change the Coverage Option, as discussed below.

Changes in Coverage Option
On or after the first Contract Anniversary, you may change the Coverage Option on your Contract subject to the following rules. After the Coverage Option has been changed, it cannot be changed again for the next twelve Contract Months. After any change, the Specified Amount must be at least $100,000 for issue Ages 0-49 and $50,000 for issue Ages 50-80. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Kansas City Life receives and accepts the request. Kansas City Life may require satisfactory evidence of insurability.

When a change from Option A to Option B is made, the Specified Amount after the change is effective will be equal to the Specified Amount before the change. The Death Benefit will increase by the Contract Value on the effective date of the change. When a change from Option B to Option A is made, the Specified Amount after the change will be equal to the Specified Amount before the change is effected plus the Contract Value on the effective date of the change.

Changes in Specified Amount
On or after the first Contract Anniversary, you may request a change in the Specified Amount. Once the Specified Amount has been changed, it cannot be changed again for the next twelve Contract Months. If a change in the Specified Amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify your Contract as a life insurance contract, Kansas City Life will refund, after the next Monthly Anniversary, to the Owner the amount of such excess above the premium limitations.

Kansas City Life reserves the right to decline a requested decrease in the Specified Amount if compliance with the guideline premium limitations under current tax law resulting from this decrease would result in immediate termination of the Contract, or if to effect the requested decrease, payments to the Owner would have to be made from the Contract Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Cash Surrender Value under the Contract.

The Specified Amount after any decrease must be at least $100,000 for Contracts that were issued at issue Ages 0-49 and $50,000 for Contracts that were issued at issue Ages 50-80. A decrease in Specified Amount will become effective on the Monthly Anniversary Day that coincides with or next follows receipt and acceptance of a request at the Home Office.

Decreasing the Specified Amount of the Contract may have the effect of decreasing monthly Cost of Insurance Charges.
However, if the Specified Amount is decreased, a Surrender
Charge will apply.  See "Surrender Charge," page __.

Any increase in the Specified Amount must be at least $25,000 and an application must be submitted. Kansas City Life reserves the right to require satisfactory evidence of insurability. In addition, the Insured's attained Age must be less than the current maximum issue Age for the Contracts, as determined by Kansas City Life from time to time. A change in Planned Periodic Premiums may be advisable. See "Premium Payments Upon Increase in Specified Amount," page __.


The increase in Specified Amount will become effective on the Monthly Anniversary Day on or next following the date the request for the increase is received and approved. A new Guaranteed Payment Period will begin on the effective date of the increase and will continue for five years. The Contract's Guaranteed Monthly Premium will be recalculated to reflect the increase. If a Guaranteed Payment Period is in effect, the Contract's Guaranteed Monthly Premium amount will also generally be increased. See "Guaranteed Payment Period and Guaranteed Monthly Premium," page __ and "Premium Payments Upon Increase in Specified Amount," page __.


An increase in Specified Amount may be cancelled by the Owner in accordance with the Contract's "free look" provisions. In such case, the amount refunded will be limited to those charges that are attributable to the increase. See "Free Look Right to Cancel Contract," page __.

A new Surrender Charge and Surrender Charge period will apply to each portion of the Contract resulting from an increase in Specified Amount, starting with the effective date of the
increase.  (See "Surrender Charge," page   ).  After an
increase, Kansas City Life will, for purposes of calculating Surrender Charges, attribute a portion of each premium payment you make to the Specified Amount increase, even if you do not increase the amount or frequency of your premiums. Kansas City Life will calculate the portion of the premium that is attributable to the Specified Amount increase in accordance with SEC regulations.

For purposes of calculating Surrender Charges and cost of insurance charges, any Specified Amount decrease will be used to reduce any previous Specified Amount increase then in effect, starting with the latest increase and continuing in the reverse order in which the increases were made. If any portion of the decrease is left after all Specified Amount increases have been reduced, it will be used to reduce the Initial Specified Amount.


Selecting and Changing the Beneficiary
You select the Beneficiary in your application. You may later change the Beneficiary in accordance with the terms of the Contract. The Primary Beneficiary, or, if the Primary Beneficiary is not living, the Contingent Beneficiary, is the person entitled to receive the Death Benefit proceeds under the Contract. If the Insured dies and there is no surviving Beneficiary, the Owner will be the Beneficiary. If a Beneficiary is designated as irrevocable, then the Beneficiary's consent must be obtained to change the Beneficiary.


CASH BENEFITS
Contract Loans
Prior to the death of the Insured, you may borrow against your Contract at any time by submitting a written request to the Home Office, provided that the Cash Surrender Value of the Contract is greater than zero. The maximum loan amount is equal to the Contract's Cash Surrender Value on the effective date of the loan less loan interest to the next Contract Anniversary. Outstanding loans reduce the amount available for new loans. Contract loans will be processed as of the date your written request is received and approved. Loan proceeds generally will be sent to you within seven calendar days. See "When Proceeds Are Paid," page ___.


Interest. Kansas City Life will charge interest on any Indebtedness at an annual rate of 6.0%. Interest is due and payable at the end of each Contract Year while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Indebtedness.

Loan Collateral. When a Contract loan is made, an amount sufficient to secure the loan is transferred out of the Subaccounts and the unloaned value in the Fixed Account and into the Contract's Loan Account. Thus, a loan will have no immediate effect on the Contract Value, but the Cash Surrender Value will be reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Variable Accounts and/or Fixed Account from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Subaccount and from the unloaned value in the Fixed Account in the same proportion that the Contract Value in each Subaccount and the unloaned value in the Fixed Account bears to the total Contract Value in those accounts on the date that the loan is made. An amount of Cash Surrender Value equal to any due and unpaid loan interest will also be transferred to the Loan Account on each Contract Anniversary. Due and unpaid interest will be transferred from each Subaccount and the unloaned value in the Fixed Account in the same proportion that each Subaccount Value and the unloaned value in the Fixed Account Value bears to the total unloaned Contract Value.


The Loan Account will be credited with interest at an effective annual rate of not less than 4%. Thus, the maximum net cost of a loan is 2.0% per year (the net cost of a loan is the difference between the rate of interest charged on Indebtedness and the amount credited to the Loan Account). On each Monthly Anniversary, the interest earned on the Loan Account since the previous Monthly Anniversary will be transferred to the unloaned value in the Fixed Account.


Preferred Loan Provision. Beginning in the eleventh Contract Year, a preferred loan may be made. The maximum amount available for a preferred loan is the Contract Value less premiums paid and may not exceed the maximum loan amount. The amount in the Loan Account securing the preferred loan will be credited with interest at an effective annual rate of 6.0%. Thus, the net cost of the preferred loan is 0.0% per year. The preferred loan provision is not guaranteed.


Loan Repayment; Effect if Not Repaid. You may repay all or part of your Indebtedness at any time while the Insured is living and the Contract is in force. Each loan repayment must be at least $50.00. Loan repayments must be sent to the Home Office and will be credited as of the date received. A loan repayment must be clearly marked as "loan repayment" or it will be credited as a premium. (Loan repayments, unlike unscheduled premium payments, are not subject to Premium Expense Charges.) When a loan repayment is made, Contract Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account. Thus, a loan repayment will have no immediate effect on the Contract Value, but the Cash Surrender Value will be increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner, loan repayment amounts will be transferred to the Subaccounts and the unloaned value in the Fixed Account according to the premium allocation instructions in effect at that time.


If the Death Benefit becomes payable while a loan is outstanding, the Indebtedness will be deducted in calculating the Death Benefit proceeds. See "Amount of Death Benefit
Proceeds," page ____.

If the Loan Account Value exceeds the Contract Value less any applicable Surrender Charge on any Valuation Day, the Contract will be in default. You, and any assignee of record, will be sent notice of the default. You will have a 61-day grace period to submit a sufficient payment to avoid termination of coverage under the Contract. The notice will specify the amount that must be repaid to prevent termination. See "Premium Payments to Prevent Lapse," page __.

Effect of Contract Loan. A loan, whether or not repaid, will have a permanent effect on the Death Benefit and Contract values because the investment results of the Subaccounts of the Variable Account and current interest rates credited on Contract Value in the Fixed Account will apply only to the non-loaned portion of the Contract Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Subaccounts or credited interest rates for the unloaned value in the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Contract loans may increase the potential for lapse if investment results of the Subaccounts are less than anticipated. Also, loans could, particularly if not repaid, make it more likely than otherwise for a Contract to terminate. See "Tax Considerations," page __, for a discussion of the tax treatment of policy loans, and the adverse tax consequences if a Contract lapses with loans outstanding. In particular, if your Contract is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax.

Surrendering the Contract for Cash Surrender Value
You may surrender your Contract at any time for its Cash Surrender Value by submitting a written request to the Home Office. Kansas City Life may require return of the Contract. A Surrender Charge may apply. See "Surrender Charge," page __. A surrender request will be processed as of the date your written request and all required documents are received. Payment will generally be made within seven calendar days. See "When Proceeds are Paid," page ___. The Cash Surrender Value may be taken in one lump sum or it may be applied to a payment option. See "Payment Options," page __. Your Contract will terminate and cease to be in force if it is surrendered for one lump sum. It cannot later be reinstated. Surrenders may have adverse tax consequences. See "Tax Considerations," page ____.


Partial Surrenders
You may make partial surrenders under your Contract at any time subject to the conditions below. You must submit a written request to the Home Office. Each partial surrender must be at least $500. The partial surrender amount may not exceed the Cash Surrender Value, less $300. A Partial Surrender Fee will be assessed on a partial surrender. See "Partial Surrender Fee," page __. This charge will be deducted from your Contract Value along with the amount requested to be surrendered and will be considered part of the surrender (together, "partial surrender amount"). As of the date Kansas City Life receives a Written Request for a partial surrender, the Contract Value will be reduced by the partial surrender amount.


When you request a partial surrender, you can direct how the partial surrender amount will be deducted from your Contract Value in the Subaccounts and Fixed Account. If you provide no directions, the partial surrender amount will be deducted from your Contract Value in the Subaccounts and Fixed Account on a pro-rata basis. See "Minimum Guaranteed and Current Interest Rates," page __. Partial surrenders may have adverse tax consequences. See "Tax Considerations," page ____.

If Coverage Option A is in effect, Kansas City Life will reduce the Specified Amount by an amount equal to the partial surrender amount, less the excess, if any, of the Death Benefit over the Specified Amount at the time the partial surrender is made. If the partial surrender amount is less than the excess of the Death Benefit over the Specified Amount, the Specified Amount will not be reduced. Kansas City Life reserves the right to reject a partial surrender request if the partial surrender would reduce the Specified Amount below the minimum amount for which the Contract would be issued under Kansas City Life's then-current rules, or if the partial surrender would cause the Contract to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Kansas City Life. If a partial surrender does result in a reduction of the Specified Amount, a Surrender Charge will apply as described in "Changes in Specified Amount," page __.

Partial surrender requests will be processed as of the date your written request is received, and generally will be paid within seven calendar days. See "When Proceeds Are Paid," page __.

Maturity Benefit
The Maturity Date is the Contract Anniversary next following the Insured's 95th birthday. If the Contract is still in force on the Maturity Date, the Maturity Benefit will be paid to you.
The Maturity Benefit is equal to the Cash Surrender Value on the Maturity Date.

Payment Options
The Contract offers a variety of ways of receiving proceeds payable under the Contract, such as on surrender, death or maturity, other than in a lump sum. These payment options are summarized below. All of these options are forms of fixed-benefit annuities which do not vary with the investment performance of a separate account. Any agent authorized to sell this Contract can further explain these options upon request.

You may apply proceeds of $2,000 or more which are payable under this Contract to any of the following options:

     Option 1 - Interest Payments. We will make interest payments to the payee annually or monthly as elected. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest paid annually. The proceeds and any unpaid interest may be withdrawn in full at any time.

     Option 2 - Installments of a Specified Amount. We will make annual or monthly payments until the proceeds plus interest are fully paid. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time.

     Option 3 - Installments For a Specified Period. Payment of the proceeds may be made in equal annual or monthly payments for a specified number of years. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time.

     Option 4 - Life Income. We will pay an income during the payee's lifetime. A minimum guaranteed payment period may be chosen. Payments received under the Installment Refund Option will continue until the total income payments received equal the proceeds applied.

     Option 5 - Joint and Survivor Income. We will pay an income during the lifetime of two persons and will continue to pay the same income as long as either person is living. The minimum guaranteed payment period will be ten years.

Minimum Amounts. Kansas City Life reserves the right to pay the total amount of the Contract in one lump sum, if less than $2000. If payments are less than $50, payments may be made less frequently at Kansas City Life's option.

If Kansas City Life has available at the time a payment option is elected options or rates on a more favorable basis than those guaranteed, the more favorable benefits will apply.





ILLUSTRATIONS OF CONTRACT VALUES, CASH SURRENDER VALUES, DEATH
BENEFITS AND ACCUMULATED PREMIUM PAYMENTS

The following tables have been prepared to illustrate hypothetically how certain values under a Contract change with investment performance over an extended period of time. The tables illustrate how Contract Values, Cash Surrender Values and Death Benefits under a Contract covering an Insured of a given age on the Issue Date, would vary over time if planned premium payments were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show Planned Periodic Premiums accumulated at 5% interest compounded annually. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Contract may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by an Owner and prevailing interest rates and rates of inflation. These illustrations assume that Net Premiums are allocated equally among the eleven Subaccounts available under the Contract, and that no amounts are allocated to the Fixed Account.

The illustrations reflect the fact that the net investment return on the assets held in the Subaccounts is lower than the gross after tax return of the selected Portfolios. The tables assume an average annual expense ratio of 1.0% of the average daily net assets of the Portfolios available under the Contracts. This average annual expense ratio is based on the expense ratios of each of the Portfolios for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Portfolio. For information on the Portfolios' expenses, see the prospectuses for the Funds and Portfolios accompanying this Prospectus.


In addition, the illustrations reflect the daily charge to the Variable Account for assuming mortality and expense risks, which is equivalent to an effective annual charge of 0.90%. After deduction of Portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of -1.4%, 4.1% and 10.1%, respectively.


The illustrations also reflect the deduction of the Premium
Expense Charge and the Monthly Deduction. The Monthly Deduction includes the cost of insurance charge, Kansas City Life has the contractual right to charge higher guaranteed maximum charges than its current cost of insurance charges. In addition, the bonus, which, if paid, would partially offset the Monthly Deduction beginning in the eleventh Contract Year, is not guaranteed and will be paid in Kansas City Life's sole discretion. The current cost of insurance charges and payment of the bonus beginning in the eleventh Contract Year and, alternatively, the guaranteed cost of insurance charges and nonpayment of the bonus, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal of state income taxes are currently made against the Variable Account and assume no Indebtedness or charges for supplemental and/or rider benefits.


The illustrations are based on Kansas City Life's sex distinct rates for nonsmokers. Upon request, an Owner will be furnished with a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION A
USING CURRENT COST OF INSURANCE RATES
Male, Standard Nonsmoker, age 35

              0% Hypo Gr Inv Ret        6% Hypo Gr Invest Ret   12% Hypol Gr Invest Ret

End of  Prem            Cash                    Cash                    Cash
ContractAccum  Contract Surrender Death Contract Surrender Death Contract Surrender Death
Year    5% / Yr Value   Value   Benefit Value   Value   Benefit Value   Value   Benefit

1       1,050   480     0       100,000 523     0       100,000 567     0       100,000
2       2,153   1,181   81      100,000 1,306   206     100,000 1,436   336     100,000
3       3,310   1,858   458     100,000 2,109   709     100,000 2,381   981     100,000
4       4,526   2,511   811     100,000 2,934   1,234   100,000 3,410   1,710   100,000
5       5,802   3,139   1,139   100,000 3,780   1,780   100,000 4,530   2,530   100,000
6       7,142   3,741   1,779   100,000 4,646   2,684   100,000 5,748   3,786   100,000
7       8,549   4,316   2,404   100,000 5,532   3,620   100,000 7,074   5,162   100,000
8       10,027  4,863   3,001   100,000 6,438   4,576   100,000 8,517   6,655   100,000
9       11,578  5,382   3,570   100,000 7,364   5,552   100,000 10,090  8,278   100,000
10      13,207  5,872   4,362   100,000 8,309   6,799   100,000 11,804  10,294  100,000
15      22,657  8,120   8,120   100,000 13,717  13,717  100,000 23,674  23,674  100,000
20      34,719  9,550   9,550   100,000 19,863  19,863  100,000 42,925  42,925  100,000
25      50,113  9,670   9,670   100,000 26,532  26,532  100,000 74,743  74,743  100,156
30      69,761  7,595   7,595   100,000 33,285  33,285  100,000 127,155 127,155 155,130

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES
AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW
THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS.  NO REPRESENTATION CAN BE
MADE BY THE COMPANY OR ANY FUND THAT THESEHYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION A
USING GUARANTEED COST OF INSURANCE RATES
Male, Standard Nonsmoker, age 35
              0% Hypo Gr Invest Ret     6% Hypo Gr Invest Ret   12% Hypo Gr Invest Ret

End of  Prem            Cash                    Cash                    Cash
ContractAccum Contract Surrender Death Contract Surrender Death Contract Surrender Death
Year    5% / Yr Value   Value   Benefit Value   Value   Benefit Value   Value   Benefit

1       1,050   480     0       100,000 523     0       100,000 567     0       100,000
2       2,153   1,181   81      100,000 1,306   206     100,000 1,436   336     100,000
3       3,310   1,858   458     100,000 2,109   709     100,000 2,381   981     100,000
4       4,526   2,511   811     100,000 2,934   1,234   100,000 3,410   1,710   100,000
5       5,802   3,139   1,139   100,000 3,780   1,780   100,000 4,530   2,530   100,000
6       7,142   3,741   1,779   100,000 4,646   2,684   100,000 5,748   3,786   100,000
7       8,549   4,316   2,404   100,000 5,532   3,620   100,000 7,074   5,162   100,000
8       10,027  4,863   3,001   100,000 6,438   4,576   100,000 8,517   6,655   100,000
9       11,578  5,382   3,570   100,000 7,364   5,552   100,000 10,090  8,278   100,000
10      13,207  5,872   4,362   100,000 8,309   6,799   100,000 11,804  10,294  100,000
15      22,657  7,815   7,815   100,000 13,279  13,279  100,000 23,012  23,012  100,000
20      34,719  8,665   8,665   100,000 18,473  18,473  100,000 40,511  40,511  100,000
25      50,113  7,764   7,764   100,000 23,338  23,338  100,000 68,468  68,468  100,000
30      69,761  3,946   3,946   100,000 26,905  26,905  100,000 113,848 113,848 138,894

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES
AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%,6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE
BY THE COMPANY OR ANY FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION B
USING CURRENT COST OF INSURANCE RATES
Male, Standard Nonsmoker, age 35
             0% Hypo Gr Invest Ret     6% Hypo Gr Invest Ret   12% Hypo Gr Invest Ret

End of  Prem            Cash                    Cash                    Cash
ContractAccum Contract Surrender Death Contract Surrender Death Contract Surrender Death
Year    5% / Yr Value   Value   Benefit Value   Value   Benefit Value   Value   Benefit

1       1,050   479     0       100,479 522     0       100,522 566     0       100,566
2       2,153   1,177   77      101,177 1,302   202     101,302 1,432   332     101,432
3       3,310   1,850   450     101,850 2,100   700     102,100 2,372   972     102,372
4       4,526   2,498   798     102,498 2,919   1,219   102,919 3,392   1,692   103,392
5       5,802   3,120   1,120   103,120 3,755   1,755   103,755 4,500   2,500   104,500
6       7,142   3,713   1,751   103,713 4,609   2,647   104,609 5,701   3,739   105,701
7       8,549   4,277   2,365   104,277 5,479   3,567   105,479 7,003   5,091   107,003
8       10,027  4,811   2,949   104,811 6,365   4,503   106,365 8,416   6,554   108,416
9       11,578  5,315   3,503   105,315 7,266   5,454   107,266 9,948   8,136   109,948
10      13,207  5,786   4,276   105,786 8,179   6,669   108,179 11,610  10,100  111,610
15      22,657  7,903   7,903   107,903 13,317  13,317  113,317 22,934  22,934  122,934
20      34,719  9,105   9,105   109,105 18,852  18,852  118,852 40,590  40,590  140,590
25      50,113  8,854   8,854   108,854 24,196  24,196  124,196 67,897  67,897  167,897
30      69,761  6,257   6,257   106,257 28,163  28,163  128,163 109,801 109,801 209,801

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES
AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW
THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS.  NO REPRESENTATION CAN BE
MADE BY THE COMPANY OR ANY FUND THAT THESE HYPOTHETICAL RATES OF RETURN
CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION B
USING GUARANTEED COST OF INSURANCE RATES
Male, Standard Nonsmoker, age 35
             0% Hypo Gr Invest Ret     6% Hypo Gr Invest Ret   12% Hypo Gr Invest Ret

End of  Prem            Cash                    Cash                    Cash
ContractAccum Contract Surrender Death Contract Surrender Death Contract Surrender Death
Year    5% / Yr Value   Value   Benefit Value   Value   Benefit Value   Value   Benefit

1       1,050   479     0       100,479 522     0       100,522 566     0       100,566
2       2,153   1,177   77      101,177 1,302   202     101,302 1,432   332     101,432
3       3,310   1,850   450     101,850 2,100   700     102,100 2,372   972     102,372
4       4,526   2,498   798     102,498 2,919   1,219   102,919 3,392   1,692   103,392
5       5,802   3,120   1,120   103,120 3,755   1,755   103,755 4,500   2,500   104,500
6       7,142   3,713   1,751   103,713 4,609   2,647   104,609 5,701   3,739   105,701
7       8,549   4,277   2,365   104,277 5,479   3,567   105,479 7,003   5,091   107,003
8       10,027  4,811   2,949   104,811 6,365   4,503   106,365 8,416   6,554   108,416
9       11,578  5,315   3,503   105,315 7,266   5,454   107,266 9,948   8,136   109,948
10      13,207  5,786   4,276   105,786 8,179   6,669   108,179 11,610  10,100  111,610
15      22,657  7,592   7,592   107,592 12,870  12,870  112,870 22,254  22,254  122,254
20      34,719  8,199   8,199   108,199 17,412  17,412  117,412 38,056  38,056  138,056
25      50,113  6,917   6,917   106,917 20,856  20,856  120,856 61,114  61,114  161,114
30      69,761  2,672   2,672   102,672 21,543  21,543  121,543 94,249  94,249  194,249

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION
OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR ANY FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION A
USING CURRENT COST OF INSURANCE RATES
Female, Standard Nonsmoker, age 35
             0% Hypo Gr Invest Ret     6% Hypo Gr Invest Ret   12% Hypo Gr Invest Ret

End of  Prem            Cash                    Cash                    Cash
ContractAccum Contract Surrender Death Contract Surrender Death Contract Surrender Death
Year    5% / Yr Value   Value   Benefit Value   Value   Benefit Value   Value   Benefit

1       1,050   502     0       100,000 546     0       100,000 590     0       100,000
2       2,153   1,222   122     100,000 1,350   250     100,000 1,483   383     100,000
3       3,310   1,919   519     100,000 2,176   776     100,000 2,454   1,054   100,000
4       4,526   2,591   891     100,000 3,024   1,324   100,000 3,512   1,812   100,000
5       5,802   3,239   1,443   100,000 3,895   2,099   100,000 4,663   2,867   100,000
6       7,142   3,859   2,113   100,000 4,786   3,040   100,000 5,916   4,170   100,000
7       8,549   4,452   2,756   100,000 5,699   4,003   100,000 7,279   5,583   100,000
8       10,027  5,018   3,372   100,000 6,633   4,987   100,000 8,765   7,119   100,000
9       11,578  5,558   3,962   100,000 7,591   5,995   100,000 10,386  8,790   100,000
10      13,207  6,072   4,742   100,000 8,574   7,244   100,000 12,159  10,829  100,000
15      22,657  8,626   8,626   100,000 14,397  14,397  100,000 24,631  24,631  100,000
20      34,719  10,682  10,682  100,000 21,405  21,405  100,000 45,153  45,153  100,000
25      50,113  12,108  12,108  100,000 29,818  29,818  100,000 79,307  79,307  106,271
30      69,761  12,503  12,503  100,000 39,775  39,775  100,000 135,546 135,546 165,366

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES
AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW
THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS.  NO REPRESENTATION CAN BE
MADE BY THE COMPANY OR ANY FUND THAT THESE HYPOTHETICAL RATES OF RETURN
CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION A
USING GUARANTEED COST OF INSURANCE RATES
Female, Standard Nonsmoker, age 35
             0% Hypo Gr Invest Ret     6% Hypo Gr Invest Ret   12% Hypo Gr Invest Ret

End of  Prem            Cash                    Cash                    Cash
ContractAccum Contract Surrender Death Contract Surrender Death Contract Surrender Death
Year    5% / Yr Value   Value   Benefit Value   Value   Benefit Value   Value   Benefit

1       1,050   502     0       100,000 546     0       100,000 590     0       100,000
2       2,153   1,222   122     100,000 1,350   250     100,000 1,483   383     100,000
3       3,310   1,919   519     100,000 2,176   776     100,000 2,454   1,054   100,000
4       4,526   2,591   891     100,000 3,024   1,324   100,000 3,512   1,812   100,000
5       5,802   3,239   1,443   100,000 3,895   2,099   100,000 4,663   2,867   100,000
6       7,142   3,859   2,113   100,000 4,786   3,040   100,000 5,916   4,170   100,000
7       8,549   4,452   2,756   100,000 5,699   4,003   100,000 7,279   5,583   100,000
8       10,027  5,018   3,372   100,000 6,633   4,987   100,000 8,765   7,119   100,000
9       11,578  5,558   3,962   100,000 7,591   5,995   100,000 10,386  8,790   100,000
10      13,207  6,072   4,742   100,000 8,574   7,244   100,000 12,159  10,829  100,000
15      22,657  8,230   8,230   100,000 13,858  13,858  100,000 23,857  23,857  100,000
20      34,719  9,553   9,553   100,000 19,717  19,717  100,000 42,387  42,387  100,000
25      50,113  9,833   9,833   100,000 26,112  26,112  100,000 72,386  72,386  100,000
30      69,761  8,598   8,598   100,000 32,888  32,888  100,000 121,005 121,005 147,626

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION
OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD
BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE
BY THE COMPANY OR ANY FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN
BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION B
USING CURRENT COST OF INSURANCE RATES
Female, Standard Nonsmoker, age 35
             0% Hypo Gr Invest Ret     6% Hypo Gr Invest Ret   12% Hypo Gr Invest Ret

End of  Prem            Cash                    Cash                    Cash
ContractAccum Contract Surrender Death Contract Surrender Death Contract Surrender Death
Year    5% / Yr Value   Value   Benefit Value   Value   Benefit Value   Value   Benefit

1       1,050   501     0       100,501 545     0       100,545 589     0       100,589
2       2,153   1,219   119     101,219 1,346   246     101,346 1,479   379     101,479
3       3,310   1,913   513     101,913 2,168   768     102,168 2,446   1,046   102,446
4       4,526   2,580   880     102,580 3,011   1,311   103,011 3,495   1,795   103,495
5       5,802   3,221   1,425   103,221 3,873   2,077   103,873 4,636   2,840   104,636
6       7,142   3,833   2,087   103,833 4,753   3,007   104,753 5,872   4,126   105,872
7       8,549   4,415   2,719   104,415 5,650   3,954   105,650 7,213   5,517   107,213
8       10,027  4,969   3,323   104,969 6,565   4,919   106,565 8,670   7,024   108,670
9       11,578  5,494   3,898   105,494 7,499   5,903   107,499 10,254  8,658   110,254
10      13,207  5,992   4,662   105,992 8,453   7,123   108,453 11,978  10,648  111,978
15      22,657  8,435   8,435   108,435 14,045  14,045  114,045 23,979  23,979  123,979
20      34,719  10,314  10,314  110,314 20,574  20,574  120,574 43,237  43,237  143,237
25      50,113  11,473  11,473  111,473 28,047  28,047  128,047 74,195  74,195  174,195
30      69,761  11,456  11,456  111,456 36,129  36,129  136,129 123,788 123,788 223,788

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR ANY FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$1,000 ANNUAL PREMIUM
$100,000 SPECIFIED AMOUNT
COVERAGE OPTION B
USING GUARANTEED COST OF INSURANCE RATES
Female, Standard Nonsmoker, age 35
             0% Hypo Gr Invest Ret     6% Hypo Gr Invest Ret   12% Hypo Gr Invest Ret

End of  Prem            Cash                    Cash                    Cash
ContractAccum Contract Surrender Death Contract Surrender Death Contract Surrender Death
Year    5% / Yr Value   Value   Benefit Value   Value   Benefit Value   Value   Benefit

1       1,050   501     0       100,501 545     0       100,545 589     0       100,589
2       2,153   1,219   119     101,219 1,346   246     101,346 1,479   379     101,479
3       3,310   1,913   513     101,913 2,168   768     102,168 2,446   1,046   102,446
4       4,526   2,580   880     102,580 3,011   1,311   103,011 3,495   1,795   103,495
5       5,802   3,221   1,425   103,221 3,873   2,077   103,873 4,636   2,840   104,636
6       7,142   3,833   2,087   103,833 4,753   3,007   104,753 5,872   4,126   105,872
7       8,549   4,415   2,719   104,415 5,650   3,954   105,650 7,213   5,517   107,213
8       10,027  4,969   3,323   104,969 6,565   4,919   106,565 8,670   7,024   108,670
9       11,578  5,494   3,898   105,494 7,499   5,903   107,499 10,254  8,658   110,254
10      13,207  5,992   4,662   105,992 8,453   7,123   108,453 11,978  10,648  111,978
15      22,657  8,025   8,025   108,025 13,482  13,482  113,482 23,163  23,163  123,163
20      34,719  9,136   9,136   109,136 18,776  18,776  118,776 40,219  40,219  140,219
25      50,113  9,097   9,097   109,097 24,025  24,025  124,025 66,304  66,304  166,304
30      69,761  7,429   7,429   107,429 28,577  28,577  128,577 106,221 106,221 206,221

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD
BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE BY
THE COMPANY OR ANY FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


OTHER CONTRACT BENEFITS AND PROVISIONS
Limits on Rights to Contest the Contract

Incontestability. After the Contract has been in force during the Insured's lifetime for two years from the Contract Date, Kansas City Life may not contest the Contract, except if the Contract lapses after the end of a grace period.

Any increase in the Specified Amount will not be contested after the increase has been in force during the Insured's lifetime for two years following the effective date of the increase.

If a Contract lapses and it is reinstated, we cannot contest the reinstated Contract after the Contract has been in force during the Insured's lifetime for two years from the date of the reinstatement application.

Suicide Exclusion. If the Insured dies by suicide, while sane or insane, within two years of the Contract Date, the amount payable by Kansas City Life will be equal to the Contract Value less any Indebtedness.

If the Insured dies by suicide, while sane or insane, within two years after the effective date of any increase in the Specified Amount, the amount payable by Kansas City Life associated with such increase will be limited to the cost of insurance charges associated with the increase.

Changes in the Contract or Benefits
Misstatement of Age or Sex. If, while the Contract is in force and the Insured is alive, it is determined that the age or sex of the Insured as stated in the Contract is not correct, Kansas City Life will adjust the Contract Value under the Contract. The adjustment to the Contract Value will be the difference between the following amounts accumulated at 4% interest annually. The two amounts are: (1) the cost of insurance deductions that have been made; and (2) the cost of insurance deductions that should have been made. If, after the death of the Insured while this Contract is in force, it is determined the age or sex of the Insured as stated in the Contract is not correct, the Death Benefit will be the net amount at risk that the most recent cost of insurance deductions at the correct age and sex would have provided plus the Contract Value on the date of death.

Other Changes. Upon notice, Kansas City Life may modify the Contract, but only if such modification is necessary to: (1) make the Contract or the Variable Account comply with any applicable law or regulation issued by a governmental agency to which Kansas City Life is subject; (2) assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to variable life contracts;
(3) reflect a change in the operation of the Variable Account; or (4) provide additional Variable Account and/or fixed accumulation options. Kansas City Life reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the owner of the assets of the Variable Account. In the event of any such modification, Kansas City Life will issue an appropriate endorsement to the Contract, if required.

When Proceeds Are Paid
Kansas City Life will ordinarily pay any Death Benefit proceeds, loan proceeds, partial surrender proceeds, or full surrender proceeds within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, Kansas City Life may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Kansas City Life's Contract Owners.

Reports to Contract Owners
At least once each Contract Year, you will be sent a report at your last known address showing, as of the end of the current report period: the Death Benefit; Contract Value; Fixed Account Value; Variable Account Value; Indebtedness; Subaccount Values; premiums paid since the last report; surrenders since the last report; any Contract loans and accrued interest; Cash Surrender Value; current premium allocations; charges deducted since the last report; and any other information required by law. You will also be sent an annual and a semi-annual report for each Fund or Portfolio underlying a Subaccount to which you have allocated Contract Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay premium payments (except for premiums deducted automatically), or if you take out a loan, transfer amounts among the Variable Accounts and Fixed Account or take surrenders, you will receive a written confirmation of these transactions.

Assignment
The Contract may be assigned in accordance with its terms. In order for any assignment to be binding upon Kansas City Life, it must be in writing and filed at the Home Office. Once Kansas City Life has received a signed copy of the assignment, the Owner's rights and the interest of any Beneficiary (or any other person) will be subject to the assignment. Kansas City Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Indebtedness.

Reinstatement
The Contract may be reinstated within two years after lapse and before the Maturity Date, subject to compliance with certain conditions, including the payment of a necessary premium payment and submission of satisfactory evidence of insurability. See your Contract for further information.

Supplemental and/or Rider Benefits
The following supplemental and/or rider benefits are available and may be added to your Contract. Monthly charges for these benefits and/or riders will be deducted from your Contract Value as part of the Monthly Deduction. See "Supplemental and/or Rider Benefit Charges," page __. All of these riders may not be available in all states.

     Disability Continuance of Insurance (DCOI)
     Issue Ages:  15-55, renewal through age 59
     This rider covers the Contract's Monthly Deductions during the period of total disability of the Insured. DCOI benefits become payable after the Insured's total disability exists for six consecutive months and total disability occurs before age 60. Benefits under this rider continue until the Insured is no longer totally disabled.

     Accidental Death Benefit (ADB)
     Issue Ages:  0-60
     This rider provides for the payment of an additional amount of insurance in the event of accidental death. The rider terminates when the Insured attains age 70.

     Option to Increase Specified Amount (Assured Insurability - AI) Issue Ages: 0-38
     This rider allows the Specified Amount of the Contract to increase by the option amount or less, without evidence of insurability on the Insured. These increases may occur on regular option dates or alternate option dates. See the rider contract for the specific dates.

     Spouse's Term insurance (STI)
     Issue Ages:  15-50 (Spouse's age)
     This rider provides decreasing term insurance on the Insured's spouse. Theamount of insurance coverage is expressed in units and a maximum number of five units may be purchased. The amount of insurance per unit of coverage is based on the Insured Spouse's attained age. A table specifying the amount of insurance per unit of coverage is in the rider contract.

     Children's Term Insurance (CTI)
     Issue Ages:  14 Days - 17 Years (Children's ages)
     This rider provides level term insurance on each Insured Child. This term insurance continues until the Contract anniversary on which the Insured Child's attained age is 25. The rider expires on the Contract Anniversary on which the Insured is age 65.

     Other Insured Term Insurance (OI)
     Issue Ages:  0-65 (Other Insured's age)
     This rider provides level yearly renewable term coverage on the Insured, the Insured's spouse, and/or children. The coverage expires at the earlier of the Contract Anniversary on which the Insured or the Other Insured is age 95 unless an earlier date is requested. The term insurance provided by this rider can be converted to a permanent contract at any time the rider is in force without evidence of insurability.

     Extra Protection (EXP)
     Issue Ages:  0-80
     This rider provides level yearly renewable term coverage on the Insured. The coverage expires at the Contract Anniversary on which the Insured is age 95 unless an earlier date is requested.

     Disability Premium Benefit Rider (DPB)
     Issue Ages:  15-55, renewal through 59
     This rider provides for the payment of the disability premium benefit amount as premium to the Contract during a period of total disability of the Insured. The DPB benefit amount is a monthly amount that is requested by the Owner.

The Other Insured Term Insurance and Extra Protection riders permit an Owner, by purchasing term insurance, to increase insurance coverage without increasing the Contract's Specified Amount. However, you should be aware that the cost of insurance charges and Surrender Charges associated with purchasing insurance coverage under these term riders may be different than would be associated with increasing the Specified amount under the Contract.

The Other Insured rider has one risk class for nonsmokers and one risk class for smokers. The nonsmoker cost of insurance rates for this rider are generally between the Contract's preferred and standard nonsmoker rates. The smoker cost of insurance rates are near the Contract's smoker rates. The cost of insurance rates for the Extra Protection Rider are generally lower than the Contract's rates. In addition, since the term insurance riders do not have surrender charges, a Contract providing insurance coverage with a combination of Specified Amount and term insurance will have a lower maximum Surrender Charge than a Contract with the same amount of insurance coverage provided solely by the Specified Amount. In addition, sales representatives generally receive somewhat lower compensation from a term insurance rider than if the insurance coverage were part of the Contract's Specified Amount.

Your determination as to how to purchase a desired level of insurance coverage should be based on your specific insurance needs. Consult your sales representative for further information.

Additional rules and limits apply to these supplemental and/or rider benefits. Not all such benefits may be available at any time, and supplemental and/or rider benefits in addition to those listed above may be made available. Please ask your Kansas City Life agent for further information, or contact the Home Office.

TAX CONSIDERATIONS
The following summary provides a general description of the Federal income tax considerations associated with the Contract and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon Kansas City Life's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Service.

Tax Status of the Contract
Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") sets forth a definition of a life insurance contract for Federal income tax purposes. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, while proposed regulations and other interim guidance has been issued, final regulations have not been adopted. In short, guidance as to how
Section 7702 is to be applied is limited. If a Contract were determined not to be a life insurance contract for purposes of
Section 7702, such Contract would not provide the tax advantages normally provided by a life insurance contract.

With respect to a Contract issued on a standard basis, Kansas City Life believes that such a Contract should meet the Section 7702 definition of a life insurance contract. With respect to a Contract that is issued on a substandard basis (i.e., a premium class with extra rating involving higher than standard mortality risk), there is less guidance, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Contract meets the section 7702 definition of a life insurance contract. Thus, it is not clear whether or not a Contract issued on a substandard basis would satisfy section 7702, particularly if the owner pays the full amount of premiums permitted under the Contract.

If it is subsequently determined that a Contract does not satisfy Section 7702, Kansas City Life may take whatever steps are appropriate and reasonable to attempt to cause such a Contract to comply with Section 7702. For these reasons, Kansas
City Life reserves the right to restrict Contract transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Code requires that the investments of each of the Subaccounts must be "adequately diversified" in accordance with Treasury regulations in order for the Contract to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Subaccounts, through the Portfolios, intend to comply with the diversification requirements prescribed in Treas. Reg. 1.817-5, which affect how the Portfolio's assets are to be invested. Kansas City Life believes that the Subaccounts will, thus, meet the diversification requirements, and Kansas City Life will monitor continued compliance with this requirement.

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the subaccounts used to support their contracts. In those circumstances, income and gains from the subaccount assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of subaccount assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Contract Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which Contractholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contractowners were not owners of subaccount assets. For example, an Owner has additional flexibility in allocating Net Premium payments and Contract Value. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Subaccounts. In addition, Kansas City Life does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Kansas City Life therefore reserves the right to modify the Contract as necessary to attempt to prevent an Owner from being considered the Owner of a pro rata share of the assets of the Subaccounts.

The following discussion assumes that the Contract will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Contract Benefits
In General. Kansas City Life believes that the proceeds and Contract Value increases of a Contract should be treated in a manner consistent with a fixed-benefit life insurance Contract for Federal income tax purposes. Thus, the death benefit under the Contract should be excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code.

Depending on the circumstances, the exchange of a Contract, a change in the Contract's Coverage Option, a Contract loan, a partial surrender, a surrender, a change in ownership, or an assignment of the Contract may have Federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Contract proceeds depends on the circumstances of each Owner or beneficiary.

The Contract may also be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

Generally, the Owner will not be deemed to be in constructive receipt of the Contract Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Contract depend on whether the Contract is classified as a "Modified Endowment Contract." Whether a Contract is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Contract or when benefits are paid at a Contract's Maturity Date, if the amount received plus the amount of Indebtedness exceeds the total investment in the Contract, the excess will generally be treated as ordinary income subject to tax.

Modified Endowment Contracts. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts." The rules relating to whether a Contract will be treated as a Modified Endowment Contract are extremely complex and cannot be adequately described in the limited confines of this summary. In general, a Contract will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Contract Years exceed the sum of the net level premiums which would have been paid on or before such time if the Contract provided for paid-up future benefits after the payment of seven level annual premiums. A Contract may also become a Modified Endowment Contract after a material change. The determination of whether a Contract will be a Modified Endowment Contract after a material change generally depends upon the relationship of the death benefit and Contract Value at the time of such change and the additional premiums paid in the seven years following the material change.

Due to the Contract's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Contract. In view of the foregoing, a current or prospective Owner should consult with a tax adviser to determine whether a Contract transaction will cause the Contract to be treated as a Modified Endowment Contract. However, at the time a premium is credited which in Kansas City Life's view would cause the Contract to become a Modified Endowment Contract, Kansas City Life will notify the Owner that unless a refund of the excess premium (with any appropriate interest) is requested by the Owner, the Contract will become a Modified Endowment Contract. The Owner will have 30 days after receiving such notification to request the refund.

Distributions from Contracts Classified as Modified Endowment Contracts. Contracts classified as Modified Endowment Contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender and partial surrender from such a Contract are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Contract Value immediately before the distribution over the investment in the Contract (described below) at such time. Second, loans taken from or secured by such a Contract, are treated as distributions from the Contract and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Contract that is included in income except where the distribution or loan is made on or after the Owner attains age 59.5, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

Distributions From Contracts Not Classified as Modified Endowment Contracts. Distributions from a Contract that is not a Modified Endowment Contract are generally treated as first, recovering the investment in the Contract (described below) and then, only after the return of all such investment in the Contract, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Contract's death benefit or any other change that reduces benefits under the Contract in the first 15 years after the Contract is issued and that results in a cash distribution to the Owner in order for the Contract to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Contract) under rules prescribed in Section 7702.

Loans from, or secured by, a Contract that is not a Modified
Endowment Contract are not treated as distributions. Instead, such loans are treated as Indebtedness of the Owner.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Contract that is not a Modified Endowment Contract are subject to the 10 percent additional income tax rule.

Contract Loan Interest. Generally, consumer interest paid on any loan under a Contract which is owned by an individual is not deductible. In addition, interest on any loan under a Contract owned by a taxpayer and covering the life of any individual who is an officer or employer of or is financially interested in the business carried on by the taxpayer will not be tax deductible to the extent the aggregate amount of such loans with respect to contracts covering such individuals exceeds $50,000. The deduction of interest on Contract loans may also be subject to other restrictions under the Code. A qualified tax adviser should be consulted before deducting any Contract loan interest.

Investment in the Contract.  Investment in the Contract means:
(i) the aggregate amount of any premiums or other consideration paid for a Contract, minus (ii) the aggregate amount received under the Contract which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Contract that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Contract that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the owner.

Multiple Contracts. All Modified Endowment Contracts that are issued by Kansas City Life (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in an Owner's gross income under Section 72(e) of the Code.


Possible Charge for Kansas City Life's Taxes
At the present time, Kansas City Life makes no charge for any Federal, state or local taxes (other than the charge for state and local premium taxes) that it incurs that may be attributable to the Subaccounts or to the Contracts. Kansas City Life, however, reserves the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.


OTHER INFORMATION ABOUT THE CONTRACTS AND KANSAS CITY LIFE
Sale of the Contracts
The Contracts will be offered to the public on a continuous basis, and we do not anticipate discontinuing the offering of the Contracts. However, we reserve the right to discontinue the offering. Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell our variable life contracts and who are also registered representatives of Sunset Financial Services, Inc. ("Sunset
Financial"), one of our wholly-owned subsidiaries.   Sunset
Financial is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

Sunset Financial acts as the Principal Underwriter, as defined in the 1940 Act, of the Contracts for the Variable Account pursuant to an Underwriting Agreement between Kansas City Life and Sunset Financial. Sunset Financial is not obligated to sell any specific number of Contracts. Sunset Financial's principal business address is P.O. Box 419365, Kansas City, Missouri 64141-6365.


Registered representatives may be paid commissions on a Contract they sell based on premiums paid in amounts up to 50% of premiums paid during the first Contract Year and up to 3% on premiums paid after the first Contract Year. Additional commissions may be paid in certain circumstances. Other allowances and overrides also may be paid.


Kansas City Life Directors and Executive Officers
The following table sets forth the name, address and principal occupations during the past five years of each of Kansas City
Life's directors and executive officers.

     Name and Principal
     Business Address*             Principal Occupation During Past Five Years
     Joseph R. Bixby               Director, Kansas City Life; Chairman of the
Board since 1972; President from 1964 until he retired in April, 1990; responsible for overall corporate policy. Director of Sunset Life, a subsidiary of Kansas City Life.

     Walter E. Bixby               Director, Kansas City Life; Vice Chairman of
the Board since 1974; elected Executive Vice President in January, 1987 and President and CEO in April, 1990; primarily responsible for the operation of the Company. Chairman of the Board of Sunset Life and President and Chairman of the Board of Old American Insurance Company, subsidiaries of Kansas City Life.

     R. Philip Bixby               Director, Kansas City Life; Elected
Assistant Secretary in 1979; Assistant Vice President in 1982, Vice President in 1984 and Senior Vice President, Operations, in 1990; responsible for Customer Services, Computer Services, Claims.

     Richard L. Finn               Director, Kansas City Life; Elected Vice
President in 1976; Financial Vice President in 1983 and Senior Vice President, Finance, in 1984; chief financial officer and responsible for investment of Kansas City Life's funds, accounting and taxes. Director, Vice President and Chief Financial Officer of Old American, a subsidiary of Kansas City Life.

     Jack D. Hayes            Director, Kansas City Life; Elected Senior Vice
President, Marketing in February, 1994, responsible for
Marketing, Marketing Administration, Communications and Public
Relations.  Served as Executive Vice President and Chief
Marketing Officer of Fidelity Union Life, Dallas, Texas, from
June, 1981 to January, 1994.

     Francis P. Lemery             Director, Kansas City Life; Elected Vice
President in 1979; Vice President and Actuary in 1980, and
Senior Vice President and Actuary in 1984; responsible for Group
Insurance Department, Actuarial Services, State Compliance and
New Business Issue and Underwriting. Director of Sunset Life and Old American, subsidiaries of Kansas City Life.

     C. John Malacarne             Director, Kansas City Life; Elected
Associate General Counsel in 1976; General Counsel in 1980; Vice
President and General Counsel in 1981; and Vice President,
General Counsel and Secretary in 1991.  Responsible for Legal
Department, Office of the Secretary and Stock Transfer
Department. Director of Sunset Life and Director and Secretary of Old American, subsidiaries of Kansas City Life.

     Kathryn A. Bixby-Haddad       Director, Kansas City Life since 1984;
Investor.

     Ilus W. Davis            Director, Kansas City Life since 1985; Partner
- Armstrong, Teasdale, Schlafly, and Davis.

     David D. Dysart               Director, Kansas City Life since 1972;
served as Executive Vice President, Kansas City Life, from 1980 until retirement in 1987.

     Webb R. Gilmore               Director, Kansas City Life since 1990;
Partner - Gilmore and Bell.

     Warren J. Hunzicker, MD       Director, Kansas City Life since 1989.

     Daryl D. Jensen               Director, Kansas City Life; Elected Vice
Chairman of the Board and President, Sunset Life Insurance
Company of America, a subsidiary of Kansas City Life, in 1975.

     Michael J. Ross               Director, Kansas City Life since 1972;
President and Chairman of the Board, Jefferson Bank and Trust
Company, St. Louis, Missouri since 1971.

     Larry Winn Jr.           Director, Kansas City Life since 1985; Retired
as the Kansas Third District Representative to the U.S. Congress.

     Robert C. Miller              Elected Assistant Auditor in 1972; Auditor
in 1973; Vice President and Auditor in 1987, and Senior Vice
President, Administrative Services, in 1991.  Responsible for
Human Resources and Home Office building and maintenance.

     Bret L. Benham           Elected Assistant Vice President, Planning and
Research in August, 1991; Vice President, Research Planning in
May, 1993; and Vice President, Agency Marketing, in June, 1994;
responsible for directing the development and execution of marketing plans and programs and managing the agency force.
Served as a Consultant with Tillinghast from 1987 to August, 1991.


     W. E. Bixby, III              Elected Assistant Vice President, Electronic
Sales Support in 1985; Assistant Vice President, Marketing
Operations in 1989; Vice President, Marketing in 1990; and Vice
President, Marketing Operations, in 1992.  President, KCL
Service Company.  Director and Chairman of the Board of Sunset
Financial Services. Director of Sunset Life and Old American, subsidiaries of Kansas City Life.


     Charles R. Duffy, Jr.         Elected Vice President, Insurance
Administration, in November, 1989; responsible for Kansas City Life's computer operations, Senior Account Executive, Cybertek Corporation, January, 1989 to November, 1989. Director of
Sunset Life and Old American, subsidiaries of Kansas City Life.

     Michael P. Horton             Elected Vice President, Group, in July,
1984; responsible for the Company's group insurance operations.

     John K. Koetting              Elected Assistant Controller in 1975 and
Vice President and Controller in 1980; chief accounting officer;
responsible for all corporate accounting reports. Director and Vice President and Controller of Old American, a subsidiary of Kansas City Life.

     Ronald E. Hiatt               Elected Assistant Treasurer in 1976 and
Treasurer in 1983; responsible for cash management and safeguarding of Company assets.

     * The principal business address of all the persons listed above is 3520 Broadway, Kansas City, Missouri 64141-6139.

State Regulation
Kansas City Life is subject to regulation by the Department of Insurance of the State of Missouri, which periodically examines the financial condition and operations of Kansas City Life. Kansas City Life is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Contract described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

Kansas City Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

Additional Information
A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.


Experts
The consolidated financial statements of Kansas City Life at December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, appearing herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. Actuarial matters included in this prospectus have been examined by Mark A. Milton, Vice President and Associate Actuary, of Kansas City
Life.


Litigation
No litigation is pending that would have a material effect upon the Variable Account.

Legal Matters
Sutherland, Asbill & Brennan of Washington, D.C. has provided advice on certain matters relating to the federal securities laws. Matters of Missouri law pertaining to the Contracts, including Kansas City Life's right to issue the Contracts and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by C. John Malacarne, General Counsel of Kansas City Life.

     The Variable Account is not a party to any litigation. Its depositor, Kansas City Life, as an insurance company, ordinarily is involved in litigation. Kansas City Life is of the opinion that such litigation is not material to the Contract Owners of the Variable Account.

Financial Statements
No financial statements of the Variable Account are included herein because, as of the date of this Prospectus, the Variable Account had not yet commenced operations, had no assets, and had incurred no liabilities. The financial statements of Kansas City Life appear on the following pages. The financial statements of Kansas City Life should be distinguished from financial statements of the Variable Account and should be considered only as bearing upon Kansas City Life's ability to meet its obligations under the Contracts.





Consolidated Income Statement
(Thousands, except per share data)
                                             1994      1993      1992

Revenues
Insurance revenues:
  Premiums:
    Life insurance                        $103 324     99 941   94 945
    Accident and health                     30 896     29 988   30 345
  Contract charges                          69 607     66 900   63 202
Investment revenues:
  Investment income, net                   173 388    163 237  171 581
  Realized gains, net                        6 060     24 648    8 273
Other                                       10 179      9 609    9 742

    Total revenues                         393 454    394 323  378 088

Benefits and Expenses
Policy benefits:
  Death benefits                            79 829     72 128   67 444
  Surrenders of life insurance              16 490     15 525   19 430
  Other benefits                            54 146     50 680   45 667
  Increase in benefit and contract reserves 83 158     96 188   90 658
Amortization of policy acquisition costs    29 370     22 350   21 758
Insurance operating expenses                73 043     73 990   76 635
Interest expense                               444        926    1 416

    Total benefits and expenses            336 480    331 787  323 008

Income before Federal income taxes          56 974     62 536   55 080

Federal income taxes:
  Current                                   22 845     27 772   16 349
  Deferred                                  (4 729)    (7 290)   2 081

                                            18 116     20 482   18 430

Income before nonrecurring items            38 858     42 054   36 650
Nonrecurring expenses, net                   1 481          -    5 592

Net income                                $ 37 377     42 054   31 058

Per common share:
  Income before nonrecurring items           $6.32       6.84     5.98
  Nonrecurring expenses, net                   .24          -      .91

  Net income                                 $6.08       6.84     5.07

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
                                                 1994          1993

Assets
Investments:
  Fixed maturities:
    Available for sale, at fair value
      (cost $1,400,616,000)                  $1 309 297             -
    Held to maturity, at amortized cost
      (fair value $398,736,000;
      $1,593,056,000 -1993)                     395 886     1 524 387
  Equity securities available for sale,
      at fair value (cost $77,533,000;
      $99,915,000 - 1993)                        82 251       120 686
  Mortgage loans on real estate, net            267 695       296 243
  Real estate, net                               54 976        51 987
  Real estate joint ventures                     26 120        20 385
  Policy loans                                   95 854        97 783
  Short-term                                     19 340       139 482
  Other                                               -         4 000

        Total investments                     2 251 419     2 254 953

Cash                                              7 250        11 773
Accrued investment income                        39 480        36 869
Receivables, net                                  9 088         9 705
Property and equipment, net                      28 805        31 069
Deferred acquisition costs                      193 667       172 294
Value of purchased insurance in force            40 015        41 341
Reinsurance assets                               88 887        85 362
Other                                             5 142         8 064

                                             $2 663 753     2 651 430

Liabilities and Stockholders' Equity
Future policy benefits:
  Life insurance                             $  643 672       627 856
  Accident and health                            26 986        27 055
Accumulated contract values                   1 459 045     1 378 543
Policy and contract claims                       32 548        29 433
Other policyowners' funds:
  Dividend and coupon accumulations              42 737        42 298
  Other                                          52 228        53 081
Income taxes:
  Current                                           538           593
  Deferred                                        3 608        43 761
Other                                            58 696        69 853

     Total liabilities                        2 320 058     2 272 473

Stockholders' equity:
  Common stock, par value $2.50 per share
    Authorized 18,000,000 shares, issued
    9,248,340 shares                             23 121        23 121
  Paid-in capital                                11 847        10 597
  Unrealized gains (losses on
    securities available for sale
    and equity securities, net                  (51 345)       13 501
  Retained earnings                             446 149       417 381
  Less treasury stock, at cost
    (3,085,904 shares;
     3,104,465 shares -1993)                    (86 077)      (85 643)

     Total stockholders' equity                 343 695       378 957

                                             $2 663 753     2 651 430

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity
                                                1994    1993    1992

Common stock, beginning and end of year      $ 23 121  23 121  23 121
Paid-in-capital:
  Beginning of year                            10 597   9 342   8 290
  Excess of proceeds over cost of
    treasury stock sold                         1 250   1 255   1 052

       End of year                             11 847  10 597   9 342

Unrealized gains (losses) on securities:
  Beginning of year                            13 501  15 298  12 301
  Unrealized appreciation on cumulative
    effect of accounting change, net           14 627       -       -
  Unrealized appreciation (depreciation)
    on securities available for sale
    and equity securities, net                (79 473) (1 797)  2 997

       End of year                            (51 345) 13 501  15 298

Retained earnings:
  Beginning of year                           417 381 383 685 360 471
  Net income                                   37 377  42 054  31 058
  Stockholder dividends of $1.40 per share
    ($1.36 - 1993 and $1.28 - 1992)            (8 609) (8 358) (7 844)

       End of year                            446 149 417 381 383 685

Treasury stock, at cost:
  Beginning of year                           (85 643)(84 258)(84 426)
  Cost of 17,329 shares acquired (31,594
    shares - 1993 and 3,754 shares - 1992)       (771) (1 661)   (149)
  Cost of 35,890 shares sold (29,301
    shares - 1993 and 33,722 shares - 1992)       337     276     317

       End of year                            (86 077)(85 643)(84 258)

         Total stockholders' equity          $343 695 378 957 347 188


See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
                                             1994       1993     1992

Operating Activities
Net income                                $ 37 377     42 054   31 058
Adjustments to reconcile net income to
  net cash from operating activities:
    Amortization of investment
    discount, net                           (3 882)    (5 590) (10 468)
    Depreciation                             5 165      4 638    5 335
    Policy acquisition costs capitalized   (43 952)   (50 574) (50 551)
    Amortization of deferred
      policy acquisition costs              29 370     22 350   21 758
    Realized gains                          (6 060)   (24 648)  (8 273)
    Changes in assets and liabilities:
      Future policy benefits                15 747     22 793    6 691
      Accumulated contract values            8 445     19 822   35 152
      Accrued investment income             (2 611)    (1 705)  (2 366)
      Income taxes payable and deferred     (4 784)   (12 295)   1 828
      Nonrecurring items                     1 481          -    5 592
    Other, net                               5 456      6 166   10 748

    Net cash from operating activities      41 752     23 011   46 504

Investing Activities
Investments  called, matured or repaid:
  Fixed maturities available for sale      203 640          -        -
  Fixed maturities held to maturity         75 060    809 347  414 130
  Equity securities available for sale      27 876     55 026   34 825
  Mortgage loans on real estate             35 311     49 151   45 255
  Decrease in policy loans, net              1 929      4 927      323
  Decrease (increase in short-term
    investments, net                       120 142     29 425  (12 025)
  Other                                        540      2 899    1 387
Investments sold:
  Fixed maturities available for sale       51 124          -        -
  Fixed maturities held to maturity              -    206 923   96 058
  Equity securities available for sale       3 488     36 236   12 149
Investments purchased or originated:
  Fixed maturities available for sale     (574 667)         -        -
  Fixed maturities held to maturity        (21 533)(1 221 873)(657 919)
  Equity securities available for sale      (5 566)   (25 425) (38 737)
  Real estate joint ventures                (5 707)   (10 661)  (1 084)
  Mortgage loans on real estate             (8 192)    (6 468) (24 585)
  Other                                     (1 789)    (5 762)  (2 446)
Net additions to property and equipment     (1 640)   (11 370)  (3 353)

   Net cash used in investing activities   (99 984)   (87 625)(136 022)

Financing Activities
Proceeds from borrowings                       891      2 586   20 685
Repayment of borrowings                    (11 446)   (27 994) (27 402)
Policyowner contract deposits              179 411    167 979  169 439
Withdrawals of policyowner
  contract deposits                       (107 354)   (70 258) (71 420)
Cash dividends to stockholders              (8 609)    (8 358)  (7 844)
Disposition (acquisition) of
  treasury stock, net                          816       (130)   1 220

    Net cash from financing activities      53 709     63 825   84 678

Decrease in cash                            (4 523)      (789)  (4 840)
Cash at beginning of year                   11 773     12 562   17 402

    Cash at end of year                   $  7 250     11 773   12 562

See accompanying Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements
(Amounts in tables are generally stated in thousands, except per share data)

Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles (GAAP).
Certain reclassifications have been made to 1993 and 1992 results to conform with the 1994 presentation.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Kansas City Life Insurance Company and its sub-sidiaries.
Significant intercompany transactions have been eliminated in consolidation.

Recognition of Revenues
Traditional life insurance products include whole life insurance, term life insurance and certain annuities. Premiums for these products are recognized as revenues when due. Accident and health insurance premiums are recognized as revenues over the terms of the policies. Universal life-type products include universal life insurance and flexible annuities. Revenues for these products are amounts assessed against contract values for cost of insurance, policy administration and surrenders, as well as amortization of deferred front-end contract charges.

Future Policy Benefits
For traditional life insurance products, reserves have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than actually expected. Investment yield assumptions for new issues are graded and range from 7.75 percent to 5.75 percent. Mortality assumptions are based on standard mortality tables. The 1965-70 Select and Ultimate Basic Table is used for business issued since 1977. Reserves and claim liabilities for accident and health insurance include estimated unpaid claims and claims incurred but not reported. For traditional life and accident and health insurance, benefits and claims are charged to expense in the period incurred.

Liabilities for universal life-type products represent accumulated contract values, without reduction for potential surrender charges, and deferred front-end contract charges which are amortized over the term of the policies. Benef its and claims are charged to expense in the period incurred net of related accumulated contract values. Interest on accumulated contract values is credited to contracts as earned. Crediting rates for universal life insurance and flexible annuity products ranged from 4.50 percent to 7.50 percent during 1994.

Withdrawal assumptions for all products are based on corporate experience.

Policy Acquisition Costs
The costs of acquiring new business, principally commissions, certain policy issue and underwriting expenses and certain variable agency expenses, are deferred. For traditional life products, deferred acquisition costs are amortized in proportion to premium revenues over the premium-paying period of related policies, using assumptions consistent with those used in computing benefit reserves. Acquisition costs for universal life-type products are amortized over a period not exceeding 30 years in proportion to estimated gross profits arising from interest spreads and mortality, expense and surrender charges expected to be realized over the term of the contracts.

Calls in the securities portfolio resulted in realized gains in 1994 and 1993 which increased gross profits above those originally estimated. In accordance with Financial Accounting Standards Board
(FASB) Statement No. 97, these higher than expected gross profits required the Company to recompute its amortization of deferred acquisition costs retrospectively to the date the amortization was originally determined. This increased the amortization of deferred acquisition costs $804,000, ($3,030,000 - 1993) or $.08 a share ($.32 a share - 1993) after taxes. This increased amortization was netted against realized investment gains in the accompanying income statement.

Value of Purchased Insurance in Force
The value of Old American's purchased insurance in force was capitalized and is being amortized in proportion to projected future gross profits. This asset was increased $5,310,000 ($5,513,000 - 1993 and $5,632,000 - 1992) for accrual of interest and reduced $6,636,000 ($7,217,000 - 1993 and $6,074,000 - 1992) for amortization. A 13 percent interest rate was used. The percentage of the asset's current carrying amount which will be amortized in each of the next five years is 2.3 percent - 1995, 2.6 percent - 1996, 7.0 percent -1997, 6.9 percent - 1998 and 7.1 percent - 1999.

Investments
Prior to January 1, 1994, the Company classified fixed maturities in accordance with the then existing accounting standards. Such securities were carried at cost, adjusted for amortization of premium or discount since the Company had both the ability and intent to hold those securities until maturity. Equity securities were carried at fair value.

Effective January 1, 1994, securities held to maturity and short-term investments are stated at cost adjusted for amortization of premium and accrual of discount. Securities available for sale are stated at fair value. Unrealized gains and losses on securities available for sale are reduced by deferred income taxes and related adjustments in deferred acquisition costs, and are included in a separate stockholders' equity account. Mortgage loans are stated at cost adjusted for amortization of premium and accrual of discount less an allowance for possible losses. Foreclosed real estate is stated at fair value at the date of foreclosure (cost or net realizable value, whichever is lower.

Other real estate investments are carried at depreciated cost.

Real estate joint ventures are valued at cost adjusted for the Company's equity in earnings since acquisition. Policy loans are carried at cost less payments received. Realized gains and losses on disposals of investments, determined by the specific identification method, are included in investment revenues.

Fair Value of Financial Instruments
The carrying amounts for cash, short-term investments and policy loans as reported in the accompanying balance sheet approximate their fair values. The fair values for securities held to maturity are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values for securities available for sale are based on quoted market prices. Fair values for mortgage loans are based upon discounted cash flow analyses using an interest rate assumption of 10 percent.

Fair values for the Company's liabilities under investment-type insurance contracts, included with accumulated contract values for flexible annuities, and with other policyholder funds for supplementary contracts without life contingencies, are estimated to be their cash surrender values.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the financial instruments follow.
                                  1994                 1993
                           Carrying   Fair      Carrying   Fair
                            Amount    Value      Amount    Value
Investments:
  Securities available
    for sale             $1 391 548  1 391 548    120 686    120 686
  Securities held
    to maturity             395 886    398 736  1 524 387  1 593 056
  Mortgage loans            267 695    265 199    296 243    295 672

Liabilities:
  Individual and
    group annuities         851 847    822 946    816 324    788 212
  Supplementary
    contracts without
    life contingencies       22 403     22 403     22 303     22 303

The Investments note provides further details regarding the investments above.

Federal Income Taxes
Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under that method, deferred tax assets and liabilities are determined based on the differences between their financial reporting and their tax bases and are measured using the enacted tax rates.

Income Per Common Share
Income per common share is based upon the weighted average number of shares outstanding during the year, 6,152,155 shares (6,146,583 shares
- 1993 and 6,129,494 shares - 1992).

Statutory Information and Stockholder Dividends Restriction
The Company's earnings, unassigned surplus (retained earnings and stockholders' equity, on the statutory basis used to report to regulatory authorities, follow.

                                         1994       1993       1992
Net gain from operations
  for the year                        $ 29 151     20 685     23 392
Net income for the year                 28 324     24 035     25 395
Unassigned surplus
  at December 31                       235 226    202 538    202 549
Stockholders' equity
  at December 31                       184 117    150 613    150 754

Stockholder dividends may not exceed statutory unassigned surplus. Additionally, under Missouri law, the Company must have the prior approval of the Missouri Director of Insurance in order to pay a dividend exceeding the greater of statutory net gain from operations for the preceding year or 10 percent of statutory stockholders' equity at the end of the preceding year. The maximum payable in 1995 without prior approval is $29,151,000. The Company believes these statutory limitations impose no practical restrictions on its dividend payment plans.

The Company is required to deposit a defined amount of assets with state regulatory authorities. Such assets had an aggregate carrying value of $102,381,000 ($70,874,000 - 1993).

Investments

Accounting Change
FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," categorizes debt securities into three classifications. Securities classified as held to maturity are carried at amortized cost and include only those securities which the Company has the positive intent and ability to hold to maturity. Trading securities are those purchased for the purpose of realizing a trading profit. These securities are valued at market with the changes in market value recognized through the income statement. Securities available for sale include securities which may be sold but which are not considered trading securities. These securities are carried at market, but the changes in market value are reflected in equity.

Kansas City Life adopted this statement on January 1, 1994, and classified 73 percent of its securities as available for sale, with the balance classified as held to maturity. In accordance with this statement, the prior year financial statements have not been restated to reflect this change in accounting principle. Prior to 1994 fixed maturities were carried at amortized cost and equity securities were carried at their market value. Valuing securities available for sale at market increased stockholders' equity $14,627,000 at January 1, 1994, net of related deferred acquisition costs of $5,068,000 and taxes of $7,876,000.

Currently 79 percent of the Company's securities are categorized as available for sale and are valued at market. The resulting adjustment causes significant volatility in these securities' carrying values, and will affect various calculations which are dependent on stockholders' equity, such as return on equity.

FASB Statement No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires additional disclosures concerning derivative financial instruments which have off-balance sheet risk. Kansas City Life employs no instruments which fall within this Statement's scope.

Investment Revenues
Major categories of investment revenues are summarized as follows.

                                      1994       1993       1992
Investment Income:
  Fixed maturities                 $127 806    107 880     107 635
  Equity securities                   7 563     11 971      14 095
  Mortgage loans                     29 118     33 337      38 472
  Real estate                        11 732     10 106       8 621
  Policy loans                        6 295      6 524       6 599
  Short-term                          4 437      8 192       7 875
  Other                               2 433      1 785       2 413

                                    189 384    179 795     185 710
Less investment expenses            (15 996)   (16 558)    (14 129)

                                   $173 388    163 237     171 581

                                      1994       1993       1992
Realized Gains (Losses):
  Fixed maturities                 $  1 995     19 087       9 876
  Equity securities                   4 568     11 433       5 362
  Mortgage loans                          -     (3 500)     (5 271)
  Real estate                           300        875      (2 671)
  Other                                   1       (217)        977
  Deferred acquisition cost
    amortization for realized gains    (804)    (3 030)          -

                                   $  6 060     24 648       8 273

Unrealized Gains and Losses
Unrealized gains (losses on the Company's securities follow. Held to maturity and available for sale securities relate only to 1994, while fixed maturities relate to 1993 and 1992.

                                            1994      1993     1992

Held to maturity and fixed maturities    $  2 850    68 670   76 148

Available for sale and equity securities $(86 601)   20 771   23 179
Deferred income taxes                      27 661    (7 270)  (7 881)
Effect on deferred acquisition costs        7 595         -        -

                                         $(51 345)   13 501   15 298
Increase (decrease in
  net unrealized gains:
Held to maturity and fixed maturities    $(65 820)   (7 478)   2 815

Available for sale fixed maturities      $(55 150)        -        -
Available for sale equity securities       (9 696)   (1 797)   2 997

                                         $(64 846)   (1 797)   2 997

Securities
The amortized cost and fair value of investments in securities at December 31, 1994, follow.
                                                 Gross
                                  Amortized    Unrealized     Fair
                                    Cost     Gains   Losses   Value
Available for sale:
U.S. government bonds          $  137 522     567    3 268   134 821
Public utility bonds              305 749     439   21 837   284 351
Corporate bonds                   583 648     684   47 437   536 895
Mortgage-backed bonds             263 824   2 683   14 445   252 062
Other bonds                        84 687     268    8 323    76 632
Redeemable preferred stocks        25 186     495    1 145    24 536

Total fixed maturities          1 400 616   5 136   96 455 1 309 297

Equity securities                  77 533   6 846    2 128    82 251

                                1 478 149  11 982   98 583 1 391 548

Held to maturity:
U.S. government bonds               3 948      66      103     3 911
Public utility bonds              203 747  10 079    1 644   212 182
Corporate bonds                   174 879   3 285    8 899   169 265
Other bonds                        13 312     331      265    13 378

                                  395 886  13 761   10 911   398 736

                               $1 874 035  25 743  109 494 1 790 284

The amortized cost and fair value of investments in fixed maturity and equity securities at December 31, 1993, follow.

                                                 Gross
                                  Amortized    Unrealized     Fair
                                    Cost     Gains   Losses   Value

U.S. government bonds          $  100 658   7 354        1   108 011
Public utility securities         444 743  35 276      846   479 172
Corporate securities              741 343  19 672    3 922   757 093
Mortgage-backed bonds             174 299   7 760    1 788   180 272
Other bonds                        63 344   5 618      454    68 508

Total fixed maturities          1 524 387  75 680    7 011 1 593 056

Equity securities                  99 915  20 995      224   120 686

                               $1 624 302  96 675    7 235 1 713 742

All fixed maturity securities produced income in 1994.

The distribution of the fixed maturity securities' contractual maturities follows. However, expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

                                        Amortized      Fair
                                          Cost         Value
Available for sale:
Due in one year or less               $   51 069       50 913
Due after one year through five years    349 276      336 595
Due after five years through ten years   559 026      502 156
Due after ten years                      177 421      167 571
Mortgage-backed securities               263 824      252 062

                                      $1 400 616    1 309 297

Held to maturity:
Due in one year or less               $   49 947       50 351
Due after one year through five years    167 528      176 330
Due after five years through ten years    78 075       75 643
Due after ten years                      100 336       96 412

                                      $  395 886      398 736

Sales of investments in securities available for sale in 1994 and fixed maturity securities in 1993 and 1992, excluding normal maturities and calls, follow.

                                    1994      1993      1992

Proceeds                          $54 612    206 923   96 058
Gross realized gains                1 065      2 480    1 547
Gross realized losses                 377        241    2 781

At December 31, 1994, the Company held securities of one corporation and its affiliates which exceeded 10 percent of stockholders' equity. Entergy Corporation securities were held with a carrying value of $34,789,000 and an amortized cost of $34,534,000.

Mortgage Loans
The Company held non-income producing mortgage loans equaling
$3,040,000 ($2,536,000 - 1993). Mortgage loans are carried net of a valuation reserve of $10,500,000 in 1994 and 1993.

At December 31, 1994, the mortgage portfolio is diversified geographically and by property type as follows.

                                       Carrying      Fair
                                        Amount       Value
Geographic Region:
  Mountain                             $102 673     101 589
  Pacific                                84 617      84 509
  West South Central                     38 573      38 252
  West North Central                     28 272      27 778
  Other                                  24 060      23 571
  Valuation reserve                     (10 500)    (10 500)

                                       $267 695     265 199
Property Type:
  Industrial                           $111 946     111 608
  Retail                                 64 464      63 631
  Office                                 62 496      62 117
  Other                                  39 289      38 343
  Valuation reserve                     (10 500)    (10 500)

                                       $267 695     265 199

Real Estate
Detail concerning the Company's real estate investments follows.

                                         1994         1993
Penntower office building, at cost:
  Land                                 $  1 106       1 106
  Building                               17 254      16 900
  Less accumulated depreciation          (8 134)     (7 593)
Foreclosed real estate, at lower of
  cost or net realizable value           28 904      25 606
Other investment properties, at cost:
  Land                                    3 560       4 419
  Buildings                              23 875      22 447
  Less accumulated depreciation         (11 589)    (10 898)

                                       $ 54 976      51 987

Investment real estate, other than foreclosed properties, is depreciated on a straight-line basis. Penntower office building is depreciated over 60 years and all other properties from 10 to 35 years. Foreclosed real estate is carried net of a valuation allowance of $9,942,000 ($11,113,000 - 1993) to reflect net realizable value.

The Company held non-income producing real estate equaling
$931,000 in 1994 and 1993.

Mortgage loans foreclosed upon and transferred to real estate investments during the year equaled $3,391,000 ($4,466,000 -
1993 and $7,873,000 - 1992).

Subsequent Event

The Company held U.S. dollar-denominated Mexican and Argentinean corporate and sovereign debt with an amortized cost of $80.4 million at year end 1994, representing 3.4 percent of Company investments.
Uncertainty in the economies of both countries has led to a market value decline of these investments.

The market for these securities is volatile and illiquid. Their indicated market value declined to $68.2 million at year end 1994, and to $53.2 million at March 13, 1995. Thus the securities' indicated market value declined $15.0 million, or 22 percent, thus far in 1995. This additional unrealized loss in 1995, net of related income taxes and deferred acquisition costs, would have reduced stockholders' equity $9.3 million below year end 1994's level. However, this unrealized loss was more than offset by unrealized appreciation in the remainder of the investment portfolio.

Following a detailed analysis of the Latin American bonds in late February 1995, certain of the above unrealized losses were realized. Losses totaling $2.7 million, net of taxes, were taken on three securities with an amortized cost of $8.3 million. These investment losses were recorded in the first quarter of 1995 and are expected to be offset during the quarter by investment gains realized elsewhere in the investment portfolio.


Postretirement Benefit Plans

The Company has defined benefit postretirement plans providing medical benefits for substantially all its employees, full-time agents, and their dependents, and life insurance coverage for its employees. The Company and retirees share the cost of the postretirement medical plan which incorporates cost-sharing features such as annually adjusted contributions, deductibles and coinsurance. The medical benefits for agents are contributory, incorporating cost-sharing features similar to the retired employees' medical plan. The life insurance benefit is non-contributory. The Company pays the cost of the postretirement health care benefits as they occur. The Company makes level annual contributions to its life insurance plan over the plan participants' expected service periods.

The plans' funded status, reconciled with the amounts recognized in the Company's statement of financial position, follows.

                                  1994                  1993
                                       Life                  Life
                            Medical  Insurance    MedicaI  Insurance
                             Plans     Plan        Plans     Plan
Accumulated postretirement
  benefit obligation:
    Retirees               $ 4 172    1 923        3 524    1 938
    Fully eligible active
      plan participants        796      306          785      415
    Other active plan
      participants           3 105      537        3 492      753

                             8 073    2 766        7 801    3 106
    Unrecognized net gain    2 298      306        2 181        5

                           $10 371    3 072        9 982    3 111

The net periodic postretirement benefit cost included the following components by plan.

                                    1994    1993     1992
Medical plans:
  Service cost                    $  305     434      426
  Interest cost                      535     658      599
  Net amortization of
    experience gains                 (87)      -        -

                                  $  753   1 092    1 025

Life insurance plan:
  Service cost                    $   74      81      113
  Interest cost                        -       -        -

                                  $   74      81      113

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the medical plans is 12 percent for 1995, compared with 13 percent for 1994, and is assumed to decrease gradually to 6 percent in 2003. Increasing the assumed health care cost growth rates by one percentage point increases the accrued postretirement benefit costs $1,119,000 and $1,205,000 as of December 31, 1994 and 1993,
respectively. The aggregate service and interest cost components of the net periodic postretirement benefit cost for 1994 would increase $168,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.5 percent and 7.0 percent at December 31, 1994 and 1993, respectively.

The Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1992, resulting in a nonrecurring charge to earnings of $5,592,000, net of taxes. This one-time charge reflected accrued retiree benefits as of the beginning of 1992, arising from the switch from the previous pay-as-you-go method to the required accrual method.

Property and Equipment
                                      1994        1993

Land                              $  1 029        1 029
Home office buildings               23 262       23 208
Furniture and equipment             23 552       32 933

                                    47 843       57 170
Less accumulated depreciation      (19 038)     (26 101)

                                   $28 805       31 069

Property and equipment are stated at cost. Depreciation is provided using the straight-line method. Home office buildings are depreciated over 25 to 50 years and furniture and equipment over 3 to 10 years, their estimated useful lives.

Employee Benefit Plans

The Company has a defined benefit pension plan covering substantially all its employees. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Company annually funds an amount greater than the minimum required by ERISA but no more than the maximum deductible for Federal income tax purposes. Contributions provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The table below states the plan's funded status and those amounts recognized in the Company's financial statements.

                                            1994        1993
Actuarial present value of
  accumulated benefit obligation,
  including vested benefits of
  $63,829,000 ($71,496,000 - 1993)        $64 979      73 011

Projected benefit obligation for
  service rendered to date                $74 093      84 935
Plan assets at fair value, primarily
  listed corporate and U.S. bonds          74 098      79 272
Plan assets in excess of (less than)
  projected benefit obligation                  5      (5 663)
Items not yet recognized in earnings:
  Net loss from past experience             3 733      11 474
  Prior service costs                          18          21
  Net asset at January 1, 1987,
    being recognized over 16 years         (1 648)     (1 854)

    Net prepaid pension costs             $ 2 108       3 978


                                        1994      1993     1992
Net pension cost includes:
  Service costs - benefits earned
    during the period                $  3 178     3 156    2 571
  Interest cost on projected
    benefit obligation                  5 835     5 367    4 956
  Actual return on plan assets          1 907    (7 631)  (5 529)
  Net amortization and deferral        (8 923)    1 047   (1 049)

    Net periodic pension cost        $  1 997     1 939      949

Assumptions were as follows:
  Weighted average discount rate          8.5%      7.0      7.0
  Weighted average
    compensation increase                 5.5       5.5      5.5
  Weighted average expected
    long-term return on plan assets       9.0       9.0      9.0

The Company made no pension contributions from 1992 through 1994.

Non-contributory defined contribution retirement plans are offered for general agents and eligible sales agents which provide supplemental payments based upon earned agency first-year individual life and annuity commissions. Contributions to these plans were $111,000 ($114,000 - 1993 and $130,000 - 1992). The Company also sponsors a non-contributory deferred compensation plan for eligible agents based upon earned first-year commissions. Contributions to this plan were $377,000 ($370,000 -1993 and $464,000 -1992).

Savings plans for eligible employees and agents are sponsored in which the Company matches employee contributions up to 10 percent of salary and agent contributions up to 2.5 percent of prior year paid commissions. Contributions to the plans were $1,898,000 ($1,839,000 -1993 and $1,467,000 - 1992).

The Company also has a non-contributory trusteed employee stock ownership plan covering substantially all salaried employees.
The Company made no contributions to this plan in 1994 and 1993, but contributed $186,000 in 1992.

Kansas City Life adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits," on January 1, 1994. This statement generally requires the accrual of liabilities for providing benefits, such as severance and disability, to former or inactive employees whose employment ended before becoming eligible for retirement. This accounting change resulted in the immediate recognition of a $1,481,000 transition liability, net of applicable income taxes, reported as a 1994 nonrecurring expense. Statement No. 112 did not materially effect current year operating expenses.

Contingent Liability

In April 1994 a jury rendered a verdict against the Company related to an agent's misappropriation of a portion of the death benefit payable to a beneficiary. The verdict called for compensatory damages of $25,000, actual damages of $500,000, and punitive damages of $10 million. It is the Company's position that the trial court committed numerous errors in the conduct of the trial, determination of issues of evidence and rulings on dispositive motions, and in instructing the jury. Management believes the Company's loss, if any, related to this matter should be significantly less than the amounts awarded. However, the ultimate outcome cannot be presently determined. Accordingly, these damages have not been provided for in the accompanying financial statements.

Federal Income Taxes

Effective January 1, 1993, the Company adopted FASB Statement
No. 109, "Accounting for Income Taxes," which requires income taxes be accounted for by the "liability method" rather than the "deferred method" which had been in effect.

The Company elected to recognize the adjustment required by this standard by means of restatement of previous years' financial statements. As permitted, the Company retroactively adopted this statement as of January 1, 1988. The cumulative effect of this change resulted in a $7.7 million reduction to retained earnings and a corresponding increase to the deferred tax liability. Since the required adjustment arises primarily from differing effective tax rates prior to 1988, the accounting change had no material impact on reported net income for any of the years presented. With the exception of changes in Federal income tax rates, on an ongoing basis, the new accounting method is expected to produce a financial statement impact that is generally similar to the impact under previous accounting principles.

As tax rates change, the Company will recognize the impact by a charge or credit to the income statement. Due to a Federal income tax rate change from 34 percent to 35 percent during 1993, the Company had a charge of $900,000 to 1993 earnings. There were no such tax rate changes in 1994. Assets and liabilities of Old American also have been restated to their pretax values in accordance with the guideline for treatment of prior business combinations. This increased assets and the deferred tax liability $13.3 million each at January 1, 1993.

A reconciliation of the Federal income tax rate and the actual tax rate experienced is shown below.

                                          1994     1993    1992

Federal income tax rate                    35%      35      34
Tax exempt income, dividends and credits   (3)      (2)     (1)

Actual income tax rate                     32%      33      33

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

                                             1994       1993
Deferred tax assets:
  Future policy benefits                   $41 118     36 692
  Basis differences between tax and
    GAAP accounting for investments          9 580          -
  Employee retirement benefits              10 753      9 058
  Other                                      3 286      3 510
Gross deferred tax assets                   64 737     49 260

Deferred tax liabilities:
  Capitalization of policy acquisition
    costs, net of amortization              51 151     46 257
  Basis differences between tax and
    GAAP accounting for investments              -     28 178
  Property and equipment, net                2 167      1 549
  Value of insurance in force               12 405     12 816
  Other                                      2 622      4 221

Gross deferred tax liabilities              68 345     93 021

  Net deferred tax liability               $ 3 608     43 761

Federal income taxes paid for the year were $22,684,000
($33,191,000 - 1993 and $18,644,000 - 1992).

Prior to 1984, the Life Insurance Company Income Tax Act of 1959 permitted deferring a portion of statutory income to "policyowners' surplus" without taxation, subject to certain limitations on distributions to stockholders. Policyowners' surplus, which is frozen under the Deficit Reduction Act of 1984, is $40,500,000 for Kansas City Life, $2,800,000 for Sunset Life and $13,700,000 for Old American. The companies do not plan to distribute their policyowners' surplus. Consequently, the possibility of such surplus becoming subject to tax is remote, and no provision has been made in the financial statements for taxes thereon. Should the balance in policyowners' surplus become taxable, the tax computed at current rates would approximate $19,950,000.

Under current and prior law, income taxed on a current basis is accumulated in "shareholders' surplus" and can be distributed to stockholders without tax to the Company. At year end 1994, this shareholders' surplus was $276,251,000 for Kansas City Life, $57,977,000 for Sunset Life and $24,734,000 for Old American.

Reinsurance
                                      1994       1993       1992
Life Insurance in Force (in millions:
  Direct                            $19 987     18 990     18 824
  Ceded                              (2 072)    (1 616)    (1 544)
  Assumed                                36         39         38

    Net                             $17 951     17 413     17 318

  Percentage of assumed to net            0%         0          0

Premiums:
Life insurance:
  Direct                           $126 652    121 577    117 421
  Ceded                             (23 538)   (21 829)   (22 717)
  Assumed                               210        193        241

    Net                            $103 324     99 941     94 945

  Percentage of assumed to net            0%         0          0

Accident and health:
  Direct                           $ 42 709     41 529     41 233
  Ceded                             (11 956)   (11 788)   (11 094)
  Assumed                               143        247        206

     Net                           $ 30 896     29 988     30 345

  Percentage of assumed to net            0%         1          1

Contract charges arise generally from directly issued business.
Ceded benefit recoveries were $27,365,000 ($30,487,000 - 1993 and
$17,186,000 - 1992).

Old American has a coinsurance agreement with Employers Reassurance Corporation which reinsures certain whole life policies issued by Old American prior to December 1, 1986. As of December 31, 1994, these policies had a face value of $175,071,000. The reserve for future policy benefits ceded under this agreement was $54,686,000 ($55,153,000 - 1993).

The maximum retention on any one life is $350,000. A contingent liability exists with respect to reinsurance, which may become a liability of the Company in the unlikely event that the reinsurers should be unable to meet obligations assumed under reinsurance contracts.

Quarterly Consolidated
Financial Data (unaudited)

                            First     Second    Third    Fourth
1994:
Total revenues             $98 478    98 688    98 174   98 114

Operating income           $ 8 978     9 381     9 855    6 705
Realized gains, net          1 020     1 504     1 383       32

Income before
  nonrecurring item          9 998    10 885    11 238    6 737
Postemployment
  benefits, net              1 481         -         -        -

Net income                 $ 8 517    10 885    11 238    6 737

Per common share:
  Operating income         $  1.46      1.53      1.60     1.09
  Realized gains, net          .17       .23       .23      .01

  Income before
    nonrecurring item         1.63      1.76      1.83     1.10
  Postemployment
    benefits, net              .24         -         -        -

  Net income               $  1.39      1.76      1.83     1.10

1993:
Total revenues             $98 293    96 292   101 366   98 372

Operating income           $ 7 441     9 491     6 332    2 769
Realized gains, net          2 712     3 915     4 519    4 875

Net income                 $10 153    13 406    10 851    7 644

Per common share:
  Operating income         $  1.20      1.54      1.04      .46
  Realized gains, net          .45       .64       .73      .78

  Net income               $  1.65      2.18      1.77     1.24


Report of Independent Auditors

To the Board of Directors and Stockholders of Kansas City Life Insurance Company

We have audited the accompanying consolidated balance sheets of Kansas City Life Insurance Company (the Company as of December 31, 1994 and 1993 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the consolidated financial position of Kansas City Life Insurance Company at December 31, 1994 and 1993 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in the Notes to the financial statements, the Company changed its method of accounting for investments and postemployment benefits in 1994, and postretirement benefits in 1992.

s/ Ernst & Young LLP

Kansas City, Missouri
January 27, 1995, except for the
Subsequent Event note, as to which
the date is March 13, 1995


Interim Financial Statements

Consolidated
Balance Sheet
(in thousands)
[MULTIPLIER]
1,000
                                    September 30     December 31
                                        1995           1994
                                   -------------  -------------

Assets
Investments:
  Fixed maturities:
    Securities available for sale,
      at market                      $ 1,534,923      1,309,297
    Securities held to maturity,
      at amortized cost                  357,531        395,886
  Equity securities available
    for sale, at market                   74,133         82,251
  Mortgage loans                         254,039        267,695
  Real estate, net                        49,394         54,976
  Real estate joint ventures              28,794         26,120
  Policy loans                            94,747         95,854
  Short-term                              35,406         19,340
                                   -------------  -------------
                                       2,428,967      2,251,419

Deferred acquisition costs               193,610        193,667
Other assets                             215,720        218,667
                                   -------------  -------------

                                     $ 2,838,297      2,663,753
                                   =============  =============

Liabilities and equity
Future policy benefits               $   680,309        670,658
Accumulated contract values            1,506,330      1,459,045
Other liabilities                        227,297        190,355
                                   -------------  -------------
  Total liabilities                    2,413,936      2,320,058

Stockholders' equity:
  Capital stock                           23,121         23,121
  Paid in capital                         12,778         11,847
  Unrealized gains (losses) on
    securities available for sale          5,553        (51,345)
  Retained earnings                      469,250        446,149
  Less treasury stock                    (86,341)       (86,077)
                                   -------------  -------------
                                         424,361        343,695
                                   -------------  -------------

                                     $ 2,838,297      2,663,753
                                   =============  =============

Notes:
* These financial statements are unaudited but, in management's opinion, include all adjustments necessary for a fair presentation of the results.

* Income per common share is based upon the weighted average number of shares outstanding during the period
   (6172200 - 1995 and 6150042 - 1994).

* Certain amounts from the prior year's financial statements have been reclassified to conform with current year presentation.

Consolidated
Income Statement
[MULTIPLIER]
1,000

                                               Quarter ended  Nine Months ended
                                               September 30      September 30
                                              1995     1994     1995     1994
                                            -------  -------  -------  -------

Revenues
Insurance revenues:
  Premiums:
    Life insurance                         $ 24,699   25,222   75,271   78,011
    Accident and health                       7,226    7,395   21,698   23,481
  Contract charges                           18,476   17,130   55,516   52,045
Investment revenues:
  Investment income, net                     46,980   43,573  138,632  128,259
  Realized gains                              3,505    2,128    3,651    6,011
Other                                         2,155    2,724    7,361    7,533
                                            -------  -------  -------  -------
    Total revenues                          103,041   98,172  302,129  295,340
                                            -------  -------  -------  -------
Benefits and expenses
Policy benefits:
  Death benefits                             22,360   18,886   63,905   58,691
  Surrenders of life insurance                3,899    3,277   12,858   12,720
  Other benefits                             12,908   14,348   39,083   41,632
  Increase in benefit and contract reserve   23,027   22,361   64,160   62,394
Amortization of policy acquisition costs      6,918    6,215   20,961   20,437
Insurance operating expenses                 18,981   16,679   56,642   52,064
Interest expense                                 18       30       18      444
                                            -------  -------  -------  -------
    Total benefits and expenses              88,111   81,796  257,627  248,382
                                            -------  -------  -------  -------

Pretax income                                14,930   16,376   44,502   46,958
                                            -------  -------  -------  -------
Federal income taxes:
  Current                                     5,034    4,486   15,331   17,159
  Deferred                                     (548)     652   (1,583)  (2,321)
                                            -------  -------  -------  -------
                                              4,486    5,138   13,748   14,838
                                            -------  -------  -------  -------

Income before nonrecurring item              10,444   11,238   30,754   32,120
Postemployment benefits, net                      0        0        0    1,481
                                            -------  -------  -------  -------

Net income                                $  10,444   11,238   30,754   30,639
                                            =======  =======  =======  =======


Per common share
  Income before nonrecurring item            $ 1.69     1.83     4.98     4.98
                                            -------  -------  -------  -------

  Net income                                 $ 1.69     1.83     4.98     4.98
                                            =======  =======  =======  =======

CONSOLIDATED
STATEMENT OF CASH FLOWS
[MULTIPLIER]
1,000
                                             Nine Months ended
                                               September  30
                                             1995         1994

Operating activities
  Net cash provided                        $30,647       34,289

Investing activities
Investments called or matured:
  Fixed maturities available for sale       83,318      179,828
  Fixed maturities held to maturity         39,598       64,278
  Equity securities available for sale       9,004       26,840
  Mortgage loans                            38,893       30,057
  Other                                      2,041        1,475
Investments sold:
  Fixed maturities available for sale      154,069       32,003
  Equity securities available for sale      18,984            0
  Real estate                                5,410          387
  Other                                      5,314            0
Investments made:
  Decrease (increase) in
    short-term investments, net            (16,112)      84,641
  Fixed maturities available for sale     (373,293)    (461,580)
  Fixed maturities held to maturity              0      (21,533)
  Equity securities available for sale     (12,387)      (2,990)
  Mortgage loans                           (21,915)      (5,242)
  Real estate joint ventures                (4,198)      (5,465)
  Other                                     (1,209)           0
Other, net                                     177       (1,607)
  Net cash used                            (72,306)     (78,908)
  Financing activities
Policyowner contract deposits              136,140      135,697
Withdrawals of policyowner
  contract deposits                        (89,087)     (80,889)
Dividends paid to stockholders              (7,652)      (6,395)
Repayment of borrowings                          0      (11,446)
Other, net                                  (1,720)       1,264
  Net cash provided                         37,681       38,231
Decrease in cash                           ($3,978)      (6,388)



                                     PART II


                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

     The By-Laws of Kansas City Life Insurance Company provide, in part, in
Article XII:

     1. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that he or she is or was a Director, Officer or employee of the Company, or is or was serving at the request of the Company as a Director, Officer or employee of another company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     2. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer or employee of the company, or is or was serving at the request of the company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the company unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Missouri law authorizes Missouri corporations to provide indemnification to directors, officers and other persons.

     Kansas City Life owns a directors and officers liability insurance policy covering liabilities that directors and officers of Kansas City Life and its subsidiaries and affiliates may incur in acting as directors and officers.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                   REPRESENTATIONS PURSUANT TO RULE 6e-3(T)

     This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940.

     Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the policies described in the Prospectus.

     Registrant makes the following representations:

          (1)  Rule 6e-3(T)(b)(13)(iii)(F) has been relied upon.

          (2) The level of the mortality and expense risk charge is within the range of industry practice for comparable flexible or scheduled contracts.

          (3) Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement of the Variable Account will benefit the Variable Account and Contract Owners and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

          (4) The Variable Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

     The methodology used to support the representation made in paragraph (2) above is based on an analysis of the mortality and expense risk charge contained in other variable life insurance contracts. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The prospectus consisting of ___ pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representations pursuant to Rule 6e-3(T).
     The signatures.
     Written consents of the following persons:
      (a) C. John Malacarne, Esq.
      (b) Mark A. Milton, Vice President and Associate Actuary
      (c) Sutherland, Asbill & Brennan.
      (d) Independent Auditors.

     The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

1.A. (1) Resolutions of the Board of Directors of Kansas City Life Insurance Company establishing the Kansas City Life Variable Life Separate Account.*
     (2)  Not applicable.
     (3)  Distributing Contracts:
          (a) Distribution Agreement between Kansas City Life Insurance Company and Sunset Financial Services, Inc..**
          (b)       Not applicable.
          (c)       Schedule of Sales Commissions.
     (4)  Not applicable.
     (5)  (a)       Specimen Contract Form.*
          (b)       Disability Continuance of Insurance Rider.
          (c)       Accidental Death Rider.
          (d)       Option to Increase Specified Amount Rider.
          (e)       Spouse's Term Insurance Rider.
          (f)       Children's Term Insurance Rider.
          (g)       Other Insured Term Insurance Rider.
          (h)       Extra Protection Rider.
          (i)       Disability Premium Benefit Rider.
          (j)       Temporary Life Insurance Agreement.*
          (k)       Limited Aviation Rider.
          (l)       Unisex Contract Amendment.
     (6)  (a)       Articles of Incorporation of Bankers Life Association of
Kansas City.*
          (b) Restated Articles of Incorporation of Kansas City Life Insurance Company.*
          (c)       By-Laws of Kansas City Life Insurance Company.*
     (7)  Not applicable.
     (8)  (a)       Agreement between Kansas City Life Insurance Company, MFS
Variable Insurance Trust, and Massachusetts Financial Services Company.*
          (b) Agreement between Kansas City Life Insurance Company, TCI Portfolios, Inc. and Investors Research Corporation.*
          (c) Agreement between Kansas City Life Insurance Company, Insurance Management Series, and Federated Securities Corp.*
     (9)  Not Applicable.
     (10) Application Form.*
     (11) Memorandum describing issuance, transfer, and redemption procedures.

B.   Not applicable.

C.   Not applicable.

2. Opinion and consent of C. John Malacarne, Esq., as to the legality of the securities being registered.
3.   Not applicable.
4.   Not applicable.
5.   Not applicable.
6. Opinion and consent of Mark A. Milton, Vice President and Associate Actuary, as to actuarial matters pertaining to the securities being registered.
7.   (a)  Consent of Ernst & Young LLP.
     (b)  Consent of Sutherland, Asbill & Brennan.
     (c)  Consent of C. John Malacarne.  See Exhibit 2.

______________________
* Incorporated herein by reference to the Form S-6 Registration Statement (File No. 33-95354) for Kansas City Life Variable Life Separate Account filed on August 2, 1995.

**   Incorporated herein by reference to Pre-Effective Amendment No. 1 to the
Form N-4 Registration Statement (File No. 33-89984) for Kansas City Life Variable Annuity Separate Account filed on August 25, 1995.


                                SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Kansas City Life Variable Life Separate Account, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Kansas City and the State of Missouri, on the 15th day of December, 1995.

Kansas City Life Variable Life Separate Account (Registrant)

By: Kansas City Life Insurance Company (Depositor)


Attest: /s/ C. John Malacarne                          By:/s/ W. E. Bixby
                                                       W.E. Bixby, President

                                SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Kansas City Life Insurance Company has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Kansas City and the State of Missouri on the 15th day of December, 1995.

[SEAL]                                 Kansas City Life Insurance Company


Attest: /s/ C. John Malacarne                          By:/s/ W. E. Bixby
                                                       W.E. Bixby, President


         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                 Title                              Date


/s/ W. E. Bixby           Vice Chairman of the Board,        December 15, 1995
W. E. Bixby               President, CEO, and Director
                          (Principal Executive Officer)


/s/ Richard L. Finn       Senior Vice President, Finance     December 15, 1995
Richard L. Finn           Director
                          (Principal Financial Officer)


/s/ John K. Koetting      Vice President and Controller      December 15, 1995
John K. Koetting          (Principal Accounting Officer)


/s/ R. Philip Bixby       Director                           December 15, 1995
R.  Philip Bixby


___________________       Director                           December __, 1995
Daryl D.  Jensen


/s/ Francis P. Lemery     Director                           December 15, 1995
Francis P.  Lemery


/s/ C. John Malacarne     Director                           December 15, 1995
C.  John Malacarne



___________________       Director                           December __, 1995
Kathryn A.  Bixby-Haddad


___________________       Director                           December __, 1995
Ilus W.  Davis


___________________       Director                           December __, 1995
David D.  Dysart


___________________       Director                           December __, 1995
Webb R.  Gilmore


/s/ Jack D. Hayes         Director                           December 15, 1995
Jack D.  Hayes


/s/ Warren J. Hunzicker   Director                           December 15, 1995
Warren J.  Hunzicker, M.D.


___________________       Director                           December __, 1995
Michael J.  Ross


___________________       Director                           December __, 1995
E.  Larry Winn Jr.


/s/ J. R. Bixby           Director                           December 15, 1995
J.R.  Bixby

                              Exhibit Index List

                                                            Page
1.A.(3)(c)     Schedule of Sales Commissions
1.A.(5)(b)     Disability Continuance of Insurance Rider
1.A.(5)(c)     Accidental Death Rider
1.A.(5)(d)     Option to Increase Specified Amount Rider
1.A.(5)(e)     Spouse's Term Insurance Rider
1.A.(5)(f)     Children's Term Insurance Rider
1.A.(5)(g)     Other Insured Term Insurance Rider
1.A.(5)(h)     Extra Protection Rider
1.A.(5)(i)     Disability Premium Rider
1.A.(5)(k)     Limited Aviation Rider
1.A.(5)(l)     Unisex Contract Amendment
1.A.(11)       Memorandum describing issuance, transfer and redemption
               procedures

2. Opinion and consent of C. John Malacarne as to the legality of the securities being registered
6. Opinion and consent of Mark A. Milton, Vice President and Associate Actuary, as to actuarial matters pertaining to the securities being registered
7.(a)          Consent of Ernst & Young LLP
7.(b)          Consent of Sutherland, Asbill & Brennan